SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of January, 2006
Commission File Number 0-30860

AXCAN PHARMA INC.
(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Québec), Canada J3H 6C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

This Form 6-K consists of: Axcan Pharma Inc.'s 2006 Notice of Annual General and Special Meeting of Shareholders and Management Proxy Circular.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.
Date: January 27, 2006
	By:	/s/ JEAN VEZINA Name: Jean Vezina Title: Vice-President, Finance and Chief Financial Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual general and special meeting of the holders of common shares of AXCAN PHARMA INC. ("Axcan" or the "Company) will be held at the Centre Mont-Royal, 2200 Mansfield, Montreal, Quebec, on Wednesday, February 22, 2006 at 9:00 a.m. (local time) for the following purposes:

1)
to receive the report of management and the consolidated financial statements together with the auditors' report thereon for the fiscal year ended September 30, 2005;

2)
to elect directors for the ensuing year;

3)
to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

4)
to approve the 2006 Stock Incentive Plan to replace the Company's current Stock Option Plan; and

5)
to transact such other business as may properly come before the meeting and any adjournment thereof.

        The information circular for the solicitation of proxies for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Mont Saint-Hilaire, Quebec, January 25, 2006.
By order of the Board of Directors
(signed by)

François Painchaud,
Secretary

        Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign and return the enclosed form of proxy.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
AND MANAGEMENT PROXY CIRCULAR

Annual General and Special Meeting — February 22, 2006

A.    VOTING INFORMATION

SOLICITATION OF PROXIES

        This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by the management of Axcan Pharma Inc. ("Axcan" or the "Corporation") of proxies to be used at the Annual General and Special Meeting of Shareholders of the Corporation to be held on Wednesday, February 22, 2006 at the time, place and for the purposes stated in the foregoing Notice, and at any adjournment thereof (the "Meeting").

        While proxies will be solicited primarily by mail, certain employees of Axcan may also solicit proxies in person or by telephone. Axcan retained the services of Kingsdale Shareholder Services Inc. to aid in the solicitation of proxies. The cost of soliciting proxies will be borne by Axcan.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

        A shareholder has the right to appoint a person to represent him/her at the Meeting other than the representatives designated in the enclosed form of proxy. Such right may be exercised by crossing out the names of the persons specified in the second paragraph in the proxy and by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

        The proxy should be signed and deposited with Computershare Trust Company of Canada by mail at:

  Computershare Trust Company of Canada
  Proxy Department, 9th Floor
  100 University Avenue
  Toronto, Ontario M5J 2Y1

        or faxed to 1-866-249-7775, so as to arrive not later than 5:00 p.m. (Montreal time) on February 20, 2006, or if the Meeting is adjourned, not later than 5:00 p.m. (Montreal time) on the business day (excluding Saturdays and holidays) before the reconvening of the Meeting.

        If the shareholder is an individual, please sign your name exactly as your shares are registered.

        If the shareholder is a corporation, the form of proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

        If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature, and evidence of authority to sign on behalf of the shareholder must be attached to the form of proxy.

        In many cases, shares beneficially owned by a holder are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Beneficial holders should, in particular, review the heading "Voting of Common Shares — Advice to Beneficial Holders of Securities" in this Circular and carefully follow the instructions of their intermediaries.

        A proxy is revocable. The giving of a proxy will not affect the right of a shareholder to attend and vote in person at the Meeting. A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument or revocation in writing at the Corporation's head office, located at 597, Laurier Boulevard, Mont-Saint-Hilaire, Quebec, J3H 6C4, Canada, at any time up to and including the day preceding the Meeting, or any adjournment thereof. For further information, you may contact Kingsdale Shareholder Services Inc. at (866) 833-6980.

VOTING OF COMMON SHARES — ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

        The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders hold common shares through brokers and their nominees and not in their own name. Shareholders who do not hold their common shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Shares held by brokers or their nominees can only be voted (FOR or withheld from voting) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

        Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

EXERCISE OF DISCRETION BY PROXY HOLDERS

        The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote, withhold from voting or vote against a motion or proposal in respect of the shares for which they are appointed proxy holder in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, then such shares will be voted "FOR" the election of Directors proposed by Management, "FOR" the resolution to approve the 2006 Stock Incentive Plan and "FOR" the reappointment of Raymond Chabot Grant Thornton as the Auditors of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

        The common shares are the only securities of the Corporation that carry voting rights. As at December 7, 2005, the Corporation had 45,688,344 common shares outstanding.

        The holders of common shares of record as at January 9, 2006 (the "Record Date") will be entitled to one vote per common share held. A list of shareholders entitled to vote at the Meeting will be available for inspection by shareholders on and after January 18, 2006 during normal business hours at the offices of Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8, and will also be available for inspection at the Meeting.

        As at September 30, 2005, to the knowledge of the Corporation's management, only the following persons owned, directly or indirectly, or who exercised control or direction over more than 10% of the outstanding common shares of the Corporation. In order to provide the timeliest information available regarding principal shareholders, we included ownership information filed on publicly available databases by those shareholders.

Name of the shareholder	Number of common shares owned(1)	Percentage of outstanding common shares
Franklin Templeton Investments Corp., Franklin Advisers, Inc. and Franklin Templeton Portfolio Advisors, Inc.	9,077,169	19.87%

(1)
According to the Form 13F filed on November 9, 2005 by Franklin Resources Inc. on behalf of these and other entities for the period ending on September 30, 2005, broken down as follows:

Name of the shareholder	Number of common shares owned(1)	Percentage of outstanding common shares
Franklin Templeton Investments Corp.	8,450,169	18.45%
Franklin Advisers, Inc.	547,000	1.20%
Franklin Templeton Portfolio Advisors, Inc.	80,000	0.18%

TOTAL:	9,077,169	19.87%

B.    BUSINESS OF THE ANNUAL AND SPECIAL MEETING

ELECTION OF DIRECTORS

        The Articles of the Corporation stipulate that the Board of Directors (the "Board") shall consist of a minimum of three directors and a maximum of twelve directors. Except where the authority to vote in favour of the election of the nominees is withheld, the persons whose name is printed on the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth in the following table. Each director elected will hold office until the next annual meeting of shareholders or until that director's successor is duly elected, unless his office is vacated earlier. In the event that prior to the Meeting, any vacancies occur in the slate of nominees, it is intended that the discretionary power granted by the form of proxy shall be used by the persons named therein to vote at their discretion for any other person or persons as directors. Management is not aware that any of the nominees as directors is unwilling or unable to serve as director if elected.

        Please refer to Section C of the present for each nominee's biography.

Dr. E. Rolland Dickson	Colin R. Mallet
Jacques Gauthier	François Painchaud
Léon F. Gosselin	Marie C. Ritchie
Louis Lacasse	Dr. Claude Sauriol
Dr. Frank A.G.M. Verwiel	Michael M. Tarnow

APPOINTMENT OF AUDITORS

        Raymond Chabot Grant Thornton, chartered accountants, have been the auditors of the Corporation since September 1995.

Audit Fees

        Raymond Chabot Grant Thornton billed the Corporation and its subsidiaries U.S.$358,000 for professional services rendered for the audit of the Corporation's financial statements for fiscal year 2005 and U.S.$288,000 for fiscal year 2004.

Certification Related Fees

        Fees billed by Raymond Chabot Grant Thornton for certification and related services were U.S.$40,000 for fiscal year 2005 and U.S.$39,000 for fiscal year 2004. These services consisted principally of due diligence and consultation on acquisitions and other business transactions, internal control advisory services outside of the scope of the audit and the issuance of consents and comfort letters.

Tax Related Fees

        Fees billed by Raymond Chabot Grant Thornton for tax compliance, advice and planning services were U.S.$174,000 for fiscal year 2005 and U.S.$157,000 for fiscal year 2004. These services consisted principally of tax planning, assistance with preparation of various tax returns, tax services rendered in connection with acquisitions and tax advice on other related matters.

All Other Fees

        Fees for other services billed by Raymond Chabot Grant Thornton were U.S.$2,000 for fiscal year 2005 and U.S.$34,000 for fiscal year 2004. These services consisted principally of management consulting services that did not involve any of the services that an audit firm is precluded from performing for an issuer whose financial statements it audits as stated in applicable Canadian and U.S. legislation and regulations.

        Except where the authority to vote in favour of the appointment of Raymond Chabot Grant Thornton is withheld, the persons whose names appear on the enclosed form of proxy intend to vote FOR the appointment of Raymond Chabot Grant Thornton, chartered accountants, as auditors of the Corporation and to authorize the Board to determine the auditors' remuneration. The auditors will hold office until the next annual meeting of shareholders or until their successors are appointed.

APPROVAL OF THE 2006 STOCK INCENTIVE PLAN

        As an item of special business, the shareholders will be asked at the Meeting to adopt a resolution, as set out in Schedule A hereto, approving the 2006 Stock Incentive Plan (the "2006 Plan"), which was approved by the Board on September 14, 2005. To be adopted, the resolution must be approved by a majority of the votes cast on the matter at the Meeting. The 2006 Plan has conditionally been approved by the Toronto Stock Exchange ("TSX") and is subject to approval by the shareholders at the Meeting. If approved by Axcan's shareholders, the 2006 Plan will replace Axcan's 1995 Stock Option Plan, most recently amended and restated on November 12, 2002 (the "1995 Stock Option Plan"). If approved, the 2006 Plan will be the sole plan for making future awards of stock-based incentive compensation to eligible employees and outside directors of Axcan and its affiliates. A broad-based stock incentive program is a necessary and powerful employee incentive and retention tool. The Board and management firmly believe that the proposed 2006 Plan is the best choice for all of Axcan's stakeholders, employees, customers and, most importantly, its shareholders. If approved, the 2006 Plan will be registered with the Securities and Exchange Commission, on a Form S-8 Registration Statement, including the shares of Axcan's Common Stock that would be issuable under the 2006 Plan. The proposed 2006 Plan is intended to achieve the following five important objectives:

  •
  Align stock-based rewards to support and reinforce the global business strategy;

  •
  Enhance Axcan's ability to compete for talent;

  •
  Enhance motivation through stock ownership and pay-for-performance granting policy;

  •
  Further Corporate Governance best practices; and

  •
  Reflect Financial Responsibility to Shareholders.

A summary of the 2006 Plan is set out in Schedule B hereto. The terms of the 1995 Stock Option Plan are discussed below under the section "1995 Stock Option Plan — Fiscal Year 2005".

        The complete text of the 2006 Plan is available to shareholders on request from the Secretary of the Corporation. Shareholders wishing to receive a copy of the 2006 Plan should contact the Corporation by telephone (450) 467-5138, by fax (450) 464-9979 or by email at iadjahi@axcan.com.

SHAREHOLDER PROPOSALS

        Shareholders who wish to submit a proposal for consideration at the next annual meeting to be held in 2007 must do so by submitting them to the attention of the Secretary of the Corporation on or before October 15, 2006, in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

C.    BOARD OF DIRECTORS

BIOGRAPHIES

        The following table sets forth, for each individual nominated by management for election as a director, his name, municipality of residence, position with the Corporation, the year in which he first became a director, principal occupation and, to the knowledge of management, the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee as at December 7, 2005. Stock options refer to Corporation share purchase options held by each nominee:

Dr. E. Rolland Dickson Director since 2004 Member of the Corporate Governance and Nominating Committee Independent Common Shareholdings: 2003: N/A 2004: 1,800 2005: 2,000 Stock Options: 35,000
Dr. E. Rolland Dickson of Mantorville, Minnesota, USA, has served on Axcan's Board since February 2004. He is Mary Lowell Leary Professor of Medicine, Emeritus (Honorary Endowed Professorship). Dr. Dickson has served in a number of senior leadership positions at Mayo Clinic. He served on the Executive Committee of Mayo's Institutional Research Committee and Chair of the Fiscal Committee. He has served as a member of the Executive Committee of the Mayo Comprehensive Cancer Center. Earlier in his career, he served as Head of Section in the Division of Gastroenterology and was Director of the Clinical Practice Training Committee. Between 1993 and 2003, he was Director of Development for Medical Education and Research for Mayo Foundation. He was the first Director of the Mayo Clinic Liver Transplantation Program and served on national committees related to liver transplantation. He served as a member of the Board of Trustees of Mayo Foundation between 1999 and 2003 and served as a member of the NIH Digestive Disease Advisory Board between 1991 and 1994.

Dr. Dickson currently serves on the Board of Directors of NeoRx Corporation and of Pathway Diagnostics Corporation, and is a member of the Scientific Advisory Board of Baxter International. Dr. Dickson also serves on the Scientific Advisory Board of Bay City Capital. He is President of Mayo Clinic Stiftung in Frankfurt, Germany and Chairman of the Board of Directors of the A. J. and Sigismunda Charitable Foundation.

Jacques Gauthier Director since 1995 Chairman of the Compensation Committee Independent Common Shareholdings: 2003: 1,000 2004: 1,000 2005: 1,000 Stock Options: 61,500
Jacques Gauthier of Town of Mount-Royal, Quebec has served on the Board since December 1995. He has held various senior management positions, both in Canada and abroad, with Upjohn Laboratories Inc. and Upjohn International Inc. (now part of Pfizer Inc.). From 1966 to 1971 he was President and Chief Executive Officer of The Upjohn Company of Canada. From 1971 to 1979 he was President and Chief Executive Officer of Upjohn France and Vice-President of the European Division of Upjohn. From 1979 to 1984, he was Group Vice-President and Director of Upjohn International in the United States. In 1984, Mr. Gauthier joined Bio-Méga/Boehringer Ingelheim Research Inc. as President and General Manager until 1995 and served as Chairman of the Board of Directors until 1996.

Mr. Gauthier is currently an advisor to management of the Clinical Research Institute of Montreal (IRCM) and serves on the Board of Directors of the Foundation of the IRCM. He is also Associate Governor of the Board of Governors of the University of Montreal and serves on the Board of a variety of medical and pharmaceutical associations.

Léon F. Gosselin Director since 1993 Chairman of the Board Not Independent Common Shareholdings: 2003: 2,826,000 2004: 2,750,000(2) 2005: 2,750,000(2) Stock Options: 221,683	Léon F. Gosselin of Mont-Saint-Hilaire, Quebec, has served as Chairman of the Board since 1993. From 1993 until July 2005, he also served as President, and Chief Executive Officer of the Corporation ("CEO"). He is the co-founder of Interfalk Canada Inc., the predecessor of the Corporation and has held various positions within the pharmaceutical industry including assistant general manager at Nordic Laboratories Inc., which is now part of Aventis S.A. Mr. Gosselin is also a director of a number of subsidiaries of Axcan.

Louis P. Lacasse Director since 1995 Chairman of the Audit Committee Member of the Compensation Committee Independent Common Shareholdings: 2003: 1,000 2004: 1,000 2005: 1,000 Stock Options: 32,000
Louis P. Lacasse of Montreal, Quebec, has served on the Board since December 1995. He is President of GeneChem Management Inc., an organization that manages biotechnology venture capital funds. Prior to joining GeneChem in April 1997, Mr. Lacasse was Vice-President of Healthcare and Biotechnology of SOFINOV, the venture capital subsidiary of Caisse de dépôt et placement du Québec. During his ten years with SOFINOV and the Caisse de dépôt et placement du Québec, Mr. Lacasse was involved in numerous investments in small and medium-sized businesses in high technology industries such as biotechnology, software and telecommunications. He was also responsible for setting up a network of regional venture capital funds throughout Quebec and for investments in funds both in Canada and the United States.

Mr. Lacasse is presently a director of Targeted Genetics Corporation, Methylgene Inc., Warnex Inc. and Chromos Molecular Systems Inc., four publicly traded companies and of Émérillon Thérapeutique Inc., a privately held company. He is also Chairman of the Audit Committee of these four publicly traded companies.

 Colin R. Mallet
Director since 1995
 Chairman of the Corporate Governance and Nominating Committee
Member of the Compensation Committee
Independent
Common Shareholdings:
 2003: 5,000
 2004: 5,000
 2005: 5,000
Stock Options: 62,500
Colin R. Mallet of Vancouver, British Columbia, has served on the Board since December 1995. He has worked in senior executive positions in the pharmaceutical industry in Europe, North America and Southeast Asia. He was President and Chief Executive Officer of Sandoz Canada Inc. (now Novartis A.G.) for seven years and is a past Chair of the Canadian Association of Research-Based Pharmaceutical companies.

He is currently a director of AnorMED Inc., Methylgene Inc. and Migenix Inc., three other publicly traded companies and is Chairman of the Corporate Governance Committees of each of these companies. He also serves on the Board of MedGenesis Inc., a privately held company.

François Painchaud(3) Director since 1995 Secretary Not Independent Common Shareholdings: 2003: 1,700 2004: 1,700 2005: 1,700 Stock Options: 46,000
François Painchaud of St-Lambert, Quebec, has served on the Board as Secretary and director since December 1995. He is a partner at Léger Robic Richard, L.L.P. a multidisciplinary firm comprised of lawyers and patent and trademark agents, which specializes in business law and intellectual property, including patent law. Mr. Painchaud has oriented his practice towards the field of commercial law with particular emphasis on licensing of intellectual property and technology transfers. Mr. Painchaud has also been a seasonal lecturer at McGill University in charge of the course entitled "Complex Legal Transactions — Trade Secrets Law and Technology Transfers" and a lecturer on Business Law in Concordia's MBA program. He serves on the Board of several subsidiaries of the Corporation.

He is Vice-President Regional for Canada and a Trustee of the Licensing Executives Society (U.S.A. & Canada), Inc.

Marie C. Ritchie New Candidate for the Board Independent Common Shareholdings: 2003: N/A 2004: N/A 2005: N/A Stock Options: N/A
Marie C. Ritchie of Edmonton, Alberta, is a new candidate proposed to serve on the Board. She is President and Chief Executive Officer of Richford Holdings Ltd., an accounting and investment advisory services firm. Prior to joining Richford Holdings in January 2002, Mrs. Ritchie was a senior member of Arnold Consulting Group Ltd., a management-consulting firm. From 1979 to 1984 and from 1987 to 1996 she was a senior member of Price Waterhouse, management consultants.

Mrs. Ritchie is presently a Director and Chairman of the Audit Committees of Industrial Alliance Insurance and Financial Services Inc., a publicly traded company, and the Canada Pension Plan Investment Board. She is a member of the Board of Governors and Chairman of the Audit Committee of RBC Funds Inc. and RBC Advisor Global Fund Inc. and a member of their Independent Oversight Committee. Mrs. Ritchie is a member of the Board and Vice Chair of EPCOR Utilities Inc., a provider of energy and energy-related services and products that is the parent company of a number of subsidiaries, including EPCOR Power L.P., a publicly traded limited partnership. She is a member of the Business Advisory Council of the Faculty of Business of the University of Alberta and a member of the University's Audit Committee. She is also a member of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants.

Dr. Claude Sauriol Director since 1993 Member of the Audit Committee Independent Common Shareholdings: 2003: 1,102,030 2004: 1,100,530 2004: 1,102,030(4) Stock Options: 61,000
Dr. Claude Sauriol of Laval, Quebec, has served on the Board since 1993. He is a founder of Biopharm Laboratory Inc., where he was president and chief executive officer for more than 25 years. He also served the Corporation as Vice President of Research and Development from 1995 to 1998.

He is currently a director of Algorithme Pharma Inc. and is a member of the audit and compensation committees of this company.

Michael M. Tarnow
Director since 2000
 Member of the Corporate Governance and Nominating Committee
Member of the Audit Committee
Independent
Common Shareholdings:
 2003: 2,000
 2004: 2,000
 2005: 2,000
Stock Options: 60,300
Michael M. Tarnow of Boston, Massachusetts, USA, has served on the Board since August 2000. He has held various positions with Merck & Co., Inc. including President and Chief Executive Officer of Merck Frosst Canada from 1990 to 1994. From 1995 to 2000, he was President and Chief Executive Officer of Creative BioMolecules, Inc. a biotechnology corporation.

Currently, he is Chairman of Entremed, Inc. and is a Director of MediGene A.G., two publicly traded companies. He also is Chairman of Xenon Pharmaceuticals Incorporated and Chair of Ferghana Partners Group, two privately held companies. He also serves on the Board of Directors of Caprion Pharmaceuticals, Inc. and is Chairman of its Audit Committee. Finally, Mr. Tarnow serves as advisor to several early and mid-stage life sciences companies in North America and Europe.

Dr. Frank A.G.M. Verwiel Director since 2005 President and Chief Executive Officer Not Independent Common Shareholdings: 2003: N/A 2004: N/A 2005: none Stock Options: 150,000	Dr. Frank A.G.M. Verwiel of Saint-Bruno-de-Montarville, Quebec joined the Corporation as President and CEO in July 2005 and joined the Board in August 2005. Dr. Verwiel most recently held the position of vice president, hypertension, Worldwide Human Health Marketing with Merck & Co., Inc., while concurrently serving as a member of Merck's worldwide hypertension business strategy team. He joined Merck in 1996 and was appointed managing director of MSD The Netherlands in 1997. Prior to joining Merck, from 1988 to 1996, Dr. Verwiel worked with Les Laboratories Servier in Europe in various executive positions. Dr. Verwiel holds a Medical Degree from the Erasmus University in Rotterdam, The Netherlands and an MBA from INSEAD in Fontainebleau, France.

(2)
Gestion Axcan Inc., a corporation owned by Mr. Gosselin and his family, owns all the shares attributed to him hereunder.

(3)
FranPARAois Painchaud's law firm has been paid U.S. $349,294 for legal services rendered to the Corporation during fiscal year 2005.

(4)
Includes 3,500 common shares held by Dr. Sauriol and 1,098,530 common shares owned by Gestion Danilor Inc., a company owned by Dr. Sauriol and his family.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE RECORD

Board And Committee Meetings Held During Fiscal Year Ended September 30, 2005

Board	10
Audit Committee	5
Compensation Committee	12	(5)
Corporate Governance and Nominating Committee	3

ATTENDANCE RECORD FOR FISCAL YEAR ENDED SEPTEMBER 30, 2005

Director	Board Meetings Attended	Committee Meetings Attended
Dr. E. Rolland Dickson Member of the Corporate Governance and Nominating Committee	9 out of 10	3 out of 3
Jacques Gauthier Chairman of the Compensation Committee	10 out of 10	12 out of 12
Léon F. Gosselin Chairman of the Board	10 out of 10	N/A
Louis P. Lacasse Chairman of the Audit Committee Member of the Compensation Committee	10 out of 10	4 out of 4 12 out of 12
Colin R. Mallet Member of the Compensation Committee Chairman of the Corporate Governance and Nominating Committee	9 out of 10	10 out of 12 3 out of 3
François Painchaud Secretary	10 out of 10	N/A
Dr. Claude Sauriol Member of the Audit Committee	10 out of 10	4 out of 4
Michael M. Tarnow Member of the Audit Committee Member of the Corporate Governance and Nominating Committee	10 out of 10	4 out of 4 3 out of 3
Dr. Frank A.G.M. Verwiel (6) Director	2 out of 10	N/A

(5)
During the last fiscal year, the Compensation Committee was tasked with monitoring the recruitment and selection of the Corporation's new President and Chief Executive Officer.

(6)
Dr. Verwiel became a member of the Board in August 2005 and attended all meetings since his nomination.

D.    DIRECTOR AND EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

        Only outside directors receive compensation for their duties as corporate directors and their attendance at the Board and Committee meetings (see summary table of compensation below). For the fiscal year ended September 30, 2005, the total amount of compensation paid to outside directors was U.S. $292,130.

SUMMARY TABLE OF COMPENSATION FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005 (7)

Annual lump sum fee to outside directors (8)(9)	U.S.$15,000
Fee per Board meeting attendance	U.S.$1,000
Fee per Board meeting attendance by way of conference call	U.S.$666
Annual lump sum for Board Committee Chair
Corporate Governance	U.S.$3,000
Compensation	U.S.$3,000
Audit	U.S.$5,000
Fee per Board Committee meeting attendance	U.S.$1,000
Fee per Board Committee meeting attendance by way of conference call	U.S.$666

(7)
Effective August 7, 2005, certain fees paid to directors have been modified and are as follows:
Annual lump sum fee to outside directors	unchanged
Fee per Board meeting attendance	U.S.$1,500
Fee per Board meeting attendance by way of conference call	U.S.$750
Annual lump sum for Board Committee Chair
Corporate Governance	U.S.$5,000
Compensation	U.S.$5,000
Audit	U.S.$10,000
Fee per Board Committee meeting attendance	U.S.$1,500
Fee per Board Committee meeting attendance by way of conference call	U.S.$750
(8)
Excludes Léon F. Gosselin, Dr. Frank A.G.M. Verwiel and David W. Mims, who are not compensated for their duties as directors and attendance at the Board meetings since they are not outside directors.

(9)
Board related fees totalling U.S. $42,604 where paid to François Painchaud during fiscal year 2005. Said fees are included in the total amount of compensation paid to outside directors for fiscal year 2005.

        In addition, directors are entitled to receive compensation under the Corporation's Stock Option Plan. In fiscal year 2005, 60,000 options were granted to outside directors.

STATEMENT OF EXECUTIVE COMPENSATION

        The Axcan Pharma Executive Compensation Program (the "Program") is designed to attract, motivate and retain talented individuals and the Program focuses on the long-term success of the Corporation. The Program is developed and administered in a manner that rewards superior operating performance while maximizing shareholder value. Rewards are linked to the accomplishment of specific business goals and outstanding individual performance.

        The Program consists of the following three basic components:

  •
  Base salary that is internally equitable and externally competitive.

  •
  Annual compensation consisting of a cash bonus linked to the performance of both the Corporation and the individual executive officer.

  •
  Long-term incentives comprised of Corporation stock options.

        Each compensation component has a different function, but all elements work in concert to maximize corporate and individual performance by establishing specific, aggressive operational and financial goals and by providing financial incentives to employees based on their level of achievement of these goals.

        Specifically, the Program is designed to:

  •
  Motivate work performance and behaviour that supports the corporate goals;

  •
  Motivate individual employees to achieve high-quality, consistent, and balanced business results over the long-term;

  •
  Reward individual employees based on their contributions to the overall success of Axcan Pharma;

  •
  Increase individual employees' understanding of the Corporation's major business goals and the way in which their individual roles and contributions strengthen and aid in the success of the Corporation; and

  •
  Provide very competitive compensation opportunities so the Corporation can attract, retain and motivate top performing employees.

        As with other corporate programs within the Axcan organization, the design and administration of the Axcan Pharma Executive Compensation Program is guided and supported by the following six core values of the Corporation: Compassion, Service, Resourcefulness, Integrity, Commitment and Flexibility.

        The table below details compensation information for the last three fiscal years for the CEO and the Chief Financial Officer of the Corporation ("CFO") and the three other most highly remunerated executive officers (together the "Named Executive Officers"), as measured by base salary and incentive bonuses during the most recently completed financial year. The Corporation paid its Named Executive Officers an aggregate of CDN$ 2,257,382 in salaries and bonuses during fiscal year 2005.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary (CDN$)	Bonus (CDN$)		Other Annual Compensation (CDN$)	Long-Term Compensation Securities under options (#)	All other Compensation (CDN$)
Léon F. Gosselin Chairman of the Board	2005 2004 2003	425,000 400,000 375,000	150,000 150,000 175,000	(10)	— — —	12,500 12,500 12,500	— — —
Dr. Frank A.G.M. Verwiel President and Chief Executive Officer	2005 2004 2003	104,269 — —	50,472 — —	(11)	— — —	150,000 — —	— — —
David W. Mims Executive Vice President and Chief Operating Officer	2005 2004 2003	398,288 392,557 380,744	122,550 132,980 153,762	(12)	— — —	7,500 7,500 7,500	— — —
Dr. Norbert Claveille General Director Axcan Pharma S.A.	2005 2004 2003	340,476 305,254 293,593	41,062 100,431 74,835	(13)	— — —	— — —	— — —
Jocelyn R. Pelchat Senior Vice President International Commercial Operations	2005 2004 2003	315,301 236,856 181,473	88,264 60,575 49,625	(12)	— — —	6,000 40,000 25,000	— — —
Jean Vézina Vice President, Finance and Chief Financial Officer	2005 2004 2003	195,200 175,200 160,200	26,500 40,000 43,099		— — —	5,000 5,000 5,000	— — —

(10)
Mr. Gosselin served as President and Chief Executive Officer from October 1, 2004 to July 10, 2005.

(11)
Dr. Verwiel's employment commenced on July 11, 2005.

(12)
Amount paid in U.S.$ but converted in CDN$ for the purpose of this table, at the following rate: U.S.$ 1 = CDN$ 1.2255.

(13)
Amount paid in Euros but converted in CDN$ for the purpose of this table, at the following rate: EUR 1 = CDN$ 1.5630.

PERFORMANCE GRAPH

        The following graph compares the cumulative total shareholder return for a CDN $100 investment in common shares of the Corporation made September 30, 2000 on the TSX and the cumulative total return of the TSX S&P Composite Index for the period ended September 30, 2005.

EMPLOYMENT CONTRACTS

        Dr. Verwiel's employment contract is for a term of five years and will expire on July 23, 2010. In the event the Corporation terminates his contract "without cause" or such contract is terminated by Dr. Verwiel for "good reason", Dr. Verwiel will receive accrued base salary and incentives as well as a lump sum severance payment equal to twice the sum of the then current annual base salary plus all benefits to which he is entitled plus the average of the yearly bonus payments made to him for the two full financial years completed prior to such termination of employment. If termination is due to death or disability, base salary and incentives will be paid on a prorated basis. In the event of the expiration or non-renewal of his employment agreement, Dr. Verwiel will receive base salary and incentives as well as a lump sum severance payment equal to twice the sum of the then current annual base salary plus all benefits to which he is entitled plus the average of the yearly bonus payments made to him for the two full financial years completed prior to the termination of employment. In case Dr. Verwiel has not been employed for two full years, then the yearly bonus to which he is entitled in such case shall be calculated by assuming that he is entitled to the annual bonus for the first year equal to the Corporation's achieved goals for that year under the current bonus plan. Dr. Verwiel's contract was negotiated by the Compensation Committee and ratified by the full Board in May 2005.

        David W. Mims' employment contract is also for a term of five years and will expire on April 30, 2007. In the event the Corporation terminates his contract "without cause", Mr. Mims will receive accrued base salary and incentives as well as a lump sum severance payment equal to twice the sum of the then current annual base salary plus the average of the yearly bonus payments made to him for the two full financial years completed prior to the end of the termination of employment. If termination is due to death or disability, base salary and incentives will be paid on a prorated basis. In the event of the expiration or non-renewal of his employment agreement, Mr. Mims will receive base salary as well as a lump sum severance payment equal to twice the sum of the then current annual base salary plus the average of the yearly bonus payments made to him for the two full financial years completed prior to the end of the termination of employment. Mr. Mims' contract was negotiated by the Compensation Committee and ratified by the full Board in November 2003.

        Léon F. Gosselin's employment contract has been maintained through a transition period following the appointment of Dr. Verwiel to the position of President and CEO. His employment contract is for a term of five years and was supposed to expire on September 30, 2008; it contains usual termination provisions with a severance payment equal to twice annual base salary. Mr. Gosselin's contract was negotiated by the Compensation Committee and ratified by the full Board in November 2003.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

        The Corporation maintains liability insurance policies covering directors and officers of the Corporation while acting in such capacity. Aggregate coverage for such matters is U.S. $25,000,000 subject to a corporate deductible of U.S. $500,000 per claim. The total premium paid by the Corporation in respect of this insurance coverage during the annual policy period from April 1, 2005 to April 1, 2006 is U.S. $735,000.

1995 STOCK OPTION PLAN — FISCAL YEAR 2005

        The Corporation has adopted the 1995 Stock Option Plan for the directors, senior executives, full-time employees and consultants of the Corporation and its subsidiaries as designated from time to time by the Board of the Corporation or the Compensation Committee, pursuant to which options to purchase an aggregate of 4,500,000 common shares, which represent less than 10% of all issued and outstanding common shares, may be granted.

        The number of common shares covered by any stock option, the exercise price, expiry date and vesting period of such stock option and any other matter pertaining thereto are determined by the Board of the Corporation or the Compensation Committee at the time of its grant.

        Options granted are non-assignable and no single person may be granted options covering more than 5% of the Corporation's issued and outstanding common shares. No option may be allotted for a period exceeding ten years and the exercise price of each stock option is equal to the market value of the common shares on the date immediately preceding the grant of such stock option. The 1995 Stock Option Plan further provides that no more than 10% of the outstanding common shares may be reserved for issuance pursuant to stock options granted to insiders, or issued to insiders within a one-year period, and that no more than 5% of the outstanding common shares may be issued to any one insider and such insider's associates within a one-year period.

        As of September 30, 2005, options for the purchase of a total of 2,986,748 common shares (being 6.5% of the common shares outstanding as at December 7, 2005) were outstanding under the 1995 Stock Option Plan as follows:

Optionee Group	Number of Optionees	Number of Optioned Shares	Exercise Price (CDN$)	Market Value Date of Grant (CDN$)	Expiration Date
Senior Executives	14	10,000	11.05	11.05	August 20, 2007
		13,000	7.45	7.45	May 24, 2009
		254,372	10.55	10.55	February 23, 2010
		1,000	12.60	12.60	August 9, 2010
		65,000	16.35	16.35	October 3, 2010
		15,000	15.25	15.25	November 8, 2010
		78,181	15.25	15.25	December 18, 2010
		215	15.20	15.20	February 21, 2011
		14,000	18.08	18.08	May 9, 2011
		22,000	17.00	17.00	July 17, 2011
		110,000	20.36	20.36	December 6, 2011
		50,800	22.00	22.00	December 18, 2011
		105,000	22.00	22.00	May 6, 2012
		56,600	17.00	17.00	November 11, 2012
		35,000	18.14	18.14	February 19, 2013
		166,200	17.35	17.35	November 10, 2013
		60,000	24.80	24.80	February 4, 2014
		50,000	24.20	24.20	May 4, 2014
		67,000	19.50	19.50	October 10, 2014
		150,000	19.23	19.23	July 14, 2015
Directors who are not Senior Executives	9	4,500	7.45	7.45	May 24, 2009
		9,000	10.55	10.55	February 23, 2010
		120,550	15.25	15.25	November 8, 2010
		45,000	15.20	15.20	February 21, 2011
		45,000	19.04	19.04	February 20, 2012
		52,500	18.14	18.14	February 19, 2013
		20,000	18.74	18.74	September 25, 2013
		87,500	26.48	26.48	February 18, 2014
		60,000	21.50	21.50	February 16, 2015
Other Employees of the Corporation	269	2,000	11.25	11.25	July 7, 2008
		10,000	6.00	6.00	December 22, 2009
		112,590	10.55	10.55	February 23, 2010
		5,600	10.00	10.00	April 25, 2010
		400	12.60	12.60	August 9, 2010
		5,100	15.25	15.25	November 8, 2010
		51,200	15.25	15.25	December 18, 2010
		19,400	15.20	15.20	February 21, 2011
		12,450	18.08	18.08	May 9, 2011
		4,500	17.00	17.00	July 17, 2011
		4,200	18.00	18.00	September 5, 2011
		7,300	16.45	16.45	October 11, 2011
		800	20.36	20.36	December 6, 2011
		106,490	22.00	20.36	December 18, 2011
		14,400	19.15	19.15	February 19, 2012
		14,600	22.00	22.00	May 6, 2012
		7,800	19.96	19.96	August 6, 2012
		12,200	17.80	17.80	November 10, 2012
		147,080	17.00	17.00	December 10, 2012
		15,200	17.85	17.85	February 18, 2013
		8,000	18.14	18.14	February 19, 2013
		50	15.32	15.32	April 14, 2013
		8,100	16.02	16.02	May 11, 2013
		14,800	18.05	18.05	August 5, 2013
		19,900	17.50	17.50	November 9, 2013
		176,220	17.35	17.50	November 10, 2013
		20,500	25.28	25.28	February 3, 2014
		17,100	24.20	24.20	May 4, 2014
		3,000	24.38	24.38	May 5, 2014
		26,500	24.72	24.72	August 4, 2014
		43,500	19.34	19.34	November 8, 2014
		249,350	19.50	19.50	November 9, 2014
		22,500	21.50	21.50	February 16, 2015
		26,500	19.12	19.12	April 12, 2015
		30,000	17.60	17.60	August 9, 2015

        The tables below set forth information regarding grants of share options under the 1995 Stock Option Plan to the Named Executive Officers and options exercised by them during fiscal year 2005.

OPTION GRANTS TO NAMED EXECUTIVE OFFICERS DURING FISCAL YEAR 2005

Name	Optioned Shares	% of Total Options Granted to Employees in fiscal Year	Exercise or Base Price (CDN$/Share)	Market Value of Securities Underlying Options on the Date of Grant (CDN$/Share)	Expiration Date
Léon F. Gosselin	12,500	1.8%	19.50	19.50	November 9, 2014
Dr. Frank A.G.M. Verwiel	150,000	21.7%	19.23	19.23	July 14, 2015
David W. Mims	7,500	1.1%	19.50	19.50	November 9, 2014
Dr. Norbert Claveille	—	—	—	—	—
Jocelyn Pelchat	6,000	0.9%	19.50	19.50	November 9, 2014
Jean Vézina	5,000	0.7%	19.50	19.50	November 9, 2014

        These options vest over five years at 20% per year and expire after ten years.

OPTIONS EXERCISED BY NAMED EXECUTIVE OFFICERS DURING FISCAL YEAR 2005 AND YEAR-END OPTION VALUES

			Unexercised Options at Year-End		Value of Unexercised Options at Year-End (CDN$)
Name	Shares Purchased on Exercise	Aggregate Value Realized (CDN$)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Léon F. Gosselin			10,000	—	$75,007	—
			139,500	—	$916,770	—
			17,746	4,437	$61,610	$15,404
			7,500	5,000	—	—
			5,000	7,500	$11,901	$17,852
			2,500	10,000	—	—
			—	12,500	—	—
Dr. Frank A.G.M. Verwiel	—	—	—	150,000	—	—
David W. Mims	35,000	$358,190	35,000	—	$230,014	—
	—	—	14,240	3,560	$49,437	$12,359
	—	—	4,500	3,000	—	—
	—	—	63,000	42,000	—	—
	—	—	3,000	4,500	$7,141	$10,711
	—	—	1,500	6,000	—	—
	—	—	—	7,500	—	—
Dr. Norbert Claveille	—	—	66,000	44,000	—	—
Jocelyn Pelchat	—	—	52,000	13,000	$120,754	$30,189
	—	—	12,000	3,000	$41,660	$10,415
	—	—	3,000	2,000	—	—
	—	—	2,000	3,000	$4,761	$7,141
	—	—	8,000	12,000	$8,267	$12,401
	—	—	1,000	4,000	—	—
	—	—	7,000	28,000	—	—
	—	—	—	6,000	—	—
Jean Vézina	15,000	$148,294	16,767	—	$110,190	—
	—	—	7,120	1,780	$24,718	$6,180
	—	—	3,000	2,000	—	—
	—	—	2,000	3,000	$4,761	$7,141
	—	—	1,000	4,000	—	—
	—	—	—	5,000	—	—

STOCK PARTICIPATION PLAN

        The Corporation has adopted an employee stock participation plan (the "Participation Plan"). The Participation Plan provides certain full-time employees of the Corporation with the opportunity to purchase common shares on the open market and thereby participate in the growth and development of the Corporation. The maximum number of common shares, which may be purchased pursuant to the Participation Plan is 185,000.

        Pursuant to the Participation Plan, eligible employees are entitled to purchase annually a number of common shares, at a price equal to the market value as of the date immediately preceding the date of purchase, having an aggregate purchase price not exceeding 5% of their annual salary. The Corporation contributes an additional sum equal to 50% of the eligible employee's contribution to be used toward the purchase of additional common shares.

        As of September 30, 2005, 116,772 common shares had been purchased pursuant to the Participation Plan.

E.    OTHER INFORMATION

BOARD MANDATE

        The Board assumes ultimate responsibility for the stewardship of the Corporation and carries out its mandate directly and through considering recommendations it receives from the three Committees of the Board and from management.

        Management is responsible for the day-to-day operations of the Corporation, and pursues Board approved strategic initiatives within the context of authorized business, capital plans and corporate policies. Management is expected to report to the Board on a regular basis on short-term results and long-term development activities.

        The Board has adopted a written mandate, which details its specific responsibilities (which can be found at the Corporation's website www.axcan.com).

Operation of the Board

        The Board is currently comprised of ten members. It is proposed that the shareholders elect ten directors at the Meeting. Each director is elected annually by the shareholders and serves for a term that will end at the Corporation's next annual meeting. The Board believes that ten directors is an appropriate number to ensure the Board will be able to function effectively and independently of management.

        All current directors, except Léon F. Gosselin, the Chairman of the Board, Dr. Verwiel President & CEO of the Corporation, David W. Mims, the Corporation's Executive Vice President and Chief Operating Officer ("COO") and François Painchaud, the Corporation's Corporate Secretary, are "Independent" (as defined in the Corporate Governance Principles of the Corporation, which can be found at the Corporation's website www.axcan.com).

        The Board has regularly scheduled quarterly meetings with special meetings to review matters when needed.

        The Board met ten times in fiscal year 2005.

        The Board, as part of its corporate governance review, with the assistance of the Corporate Governance and Nominating Committee and the Compensation Committee has completed a process that resulted in the separation of the position of Chairman of the Board and the position of President and CEO of the Corporation since July 2005.

BOARD COMMITTEE MANDATES

        The Board has created three Committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. These Committees allow directors to share responsibility, to delegate powers, and to devote the necessary resources to a particular issue or area. Board Committees were created to achieve the objectives of the Board efficiently and utilize Board member's skills to the best advantage of the Corporation.

        All Committees report and make recommendations to the Board on specific matters reviewed.

AUDIT COMMITTEE

        The principal duties of the Audit Committee are to review annual and interim financial statements and all legally required public disclosure documents containing financial information prior to their approval by the directors, review the planned scope of the examination of the annual consolidated financial statements by the auditors of the Corporation and review the adequacy of the systems of internal accounting and audit controls established by the Corporation. The Audit Committee is also responsible for overseeing reporting on internal control and management information systems. The Audit Committee, or in the absence of the full Committee, the Chairman of the Audit Committee is charged with pre-approving all engagements of the Corporation's auditors for audit-related and permitted non-audit services.

        The current members of the Audit Committee are:

  •
  Louis P. Lacasse, Chairman
  •
  Dr. Claude Sauriol
  •
  Michael M. Tarnow.

        The Audit Committee met five times in fiscal year 2005.

        The three Audit Committee members are Independent directors.

        The charter of the Audit Committee can be found on the Corporation's website www.axcan.com.

REPORT OF THE COMPENSATION COMMITTEE

        The primary duties of the Compensation Committee include responsibility for approving corporate objectives, evaluating the performance of the CEO and other Named Executive Officers against objectives, and making recommendations to the Board regarding the compensation of the CEO and Named Executive Officers of the Corporation.

        The Board of the Corporation has delegated to the Compensation Committee responsibility for the oversight, review and approval of management's policies and practices relating to Axcan's human resources. As part of this mandate, the Compensation Committee reviews the Corporation's compensation policies to ensure they are aligned with the Corporation's strategic goals and business objectives, and that they serve to attract, retain and motivate talented performers and focus on the long-term success of the Corporation in support of maximizing shareholder value. The Corporation is committed to a competitive compensation policy that drives business performance.

The Composition of the Compensation Committee

        The Compensation Committee members currently are:

  •
  Jacques Gauthier, Chairman
  •
  Louis Lacasse
  •
  Colin Mallet

        The Committee is chaired by an independent director, and all of its members are also independent directors.

        The Compensation Committee held twelve meetings during fiscal year 2005.

        The charter of the Compensation Committee can be found on the Corporation's website www.axcan.com

Benchmarking Practices

        The basic components of total compensation for Named Executive Officers include base salary, benefits, cash incentives and equity compensation. Each component is aligned with competitive market practices and levels. Axcan's executives are compared to competitor organizations of comparable size and other pharmaceutical companies that the Corporation competes with for talent. The fact that the Corporation's Named Executive Officers typically have North American or global responsibilities is a factor when determining competitive salaries. Therefore, certain positions are also benchmarked in whole or in part against both Canadian and U.S. competitive pharmaceutical companies based on individual circumstances that may include the scope of an executive's position, relevant skills or experience. The Compensation Committee also takes into consideration the financial performance of the Corporation as well as the individual performance of the executive. Consideration is given, but not limited to, leadership abilities as well as retention risk.

        The Compensation Committee utilizes industry-specific pay data available from external compensation consultants to benchmark salaries for the Named Executive Officers, as well as for other key managerial positions within the Corporation. The data provided by these resources for comparable marketplace positions is on a similar basis as the approach utilized by the Compensation Committee in determining total direct compensation for executives within the Corporation. These compensation packages are competitive within the local labour market while addressing the issues of internal equity and competitiveness in the global market. In addition, the Compensation Committee worked with Mercer Human Resource Consulting to evaluate and provide recommendations on the design of updated equity compensation plans for executives. These revised plans are described in the following sections and will be implemented in fiscal year 2006. While external information and advice have been used in the development of executive and director compensation plans, together the Compensation Committee and the Board retain full responsibility for all decisions related to these plans as well as their implementation.

Base Salary

        Base salaries are established according to the criteria set forth above and are benchmarked against comparator group practices and annually reviewed by the Compensation Committee. Base salaries are established with reference to the executive's role, responsibilities, and capabilities, as well as the market pay levels for the position. Payment of base salary is made in the country of residence currency.

Benefits

        The Corporation's benefit programs are targeted to be competitive with other pharmaceutical companies. They include competitive health, welfare, retirement plans and automobile benefits. The programs provided to the Named Executive Officers, with the exception of automobile benefits, are the same benefits provided to the employee population at large. In fiscal year 2005 the Corporation did not have a pension plan or exceptional retirement benefits for any employee group including the Named Executive Officers.

Cash Incentives

        The Named Executive Officers participate in the Corporation's Cash Incentive Compensation Plan, a program designed to maximize corporate and individual performance by establishing specific, ambitious operational and financial goals and providing financial incentives to employees based on their level of achievement of these goals. Cash incentives granted under the Plan require Committee and Board approval and are based upon an assessment of each individual's performance, as well as the performance of the Corporation.

        The Plan is intended to:

  •
  Motivate work performance and behaviour that supports the corporate goals.

  •
  Motivate employees to achieve high-quality, consistent, and balanced business results over the long term.

  •
  Reward individuals based on their contributions to the overall success of the Corporation.

  •
  Provide a very competitive overall compensation opportunity so the Corporation can attract, retain and motivate top performing employees.

        In order for Named Executive Officers to receive awards, certain individual and Corporation performance levels must be met. Individual employee performance is assessed through Axcan's Performance Evaluation and Development Program. The Performance Program is used globally across all business units thus enabling the Corporation to assess individual performance on a consistent basis. Individual performance goals are set forth at the beginning of the performance period and then measured by the Compensation Committee against what the individual actually achieves. Named Executive Officers are individually rated on a scale of Outstanding, Excellent, Satisfactory, Fair and Unacceptable.

        For purposes of the Cash Incentive Compensation Plan, the Corporation's financial performance is based on net sales and operating income, weighted at 75% and 25% respectively, as measured against proposed target goals set at the beginning of the performance period. For any cash incentives to be paid, the Corporation must achieve a minimum level of performance of its set corporate financial targets. Cash incentives are paid at reduced rates depending on the level of achievement of the corporate targets.

        Payouts for planned results to be achieved ("Target Payouts") under the Cash Incentive Compensation Plan are set as a percentage of salary, ranging between 25 and 45% for the Named Executive Officers. The minimum payout under the Cash Incentive Compensation Plan is zero. The maximum payout under the Plan is equal to 1.05% of the Target Payout. Based on the Corporation's performance, lower cash incentive payments were paid to the Named Executive Officers in fiscal year 2005 versus fiscal year 2004 with the exception of the outgoing CEO who received a cash incentive payment equal to the cash incentive paid in fiscal year 2004 in recognition of the leadership and guidance provided during the transition to a new CEO during the course of the year.

Equity Compensation

        The Corporation uses equity incentives as a component of total compensation for all employees, including the Named Executive Officers. The Corporation's 1995 Stock Option Plan is intended to provide a long-term incentive that encourages executive retention and directly aligns executive compensation with shareholder interests. In fiscal year 2005, the equity incentives for the Named Executive Officers consisted solely of stock options. Equity grants were awarded at the end of the fiscal year at the same time that cash incentives were paid in order to fully integrate pay decisions. These annual grants are made on a discretionary basis, according to Corporation policy based on performance measured against set financial objectives for the year. For fiscal year 2005, stock options granted to Named Executive Officers were lower than in previous years. The stock options granted have a ten-year term and vest in equal annual instalments over a five-year period. Stock options grants and aggregate option exercises during fiscal year 2005 are disclosed in Section D above.

        In fiscal year 2006, subject to shareholders ratification of the 2006 plan (see summary in Schedule B hereto), the Corporation intends to modify the equity compensation plan for executives as follows:

  •
  Target award levels will be determined each year in conjunction with base salary and annual cash incentives, based on competitive market benchmarking of total direct compensation.

  •
  The Corporation anticipates that awards will be made using stock options or share units or a combination thereof. The specific mix of stock options and share units will be determined by the Compensation Committee at the time of grant, based on employee levels and business conditions. Other forms of awards may also be considered in order to provide tax-effective incentives under local laws and regulations in a manner that is cost effective to the Corporation.

  •
  The Plan allows for awards of equity incentives based on performance criteria both for grant and vesting purposes determined by the Compensation Committee. Further, under the 2006 Stock Incentive Plan, the term of all stock options granted will be reduced from ten years to seven years.

        These changes to the Corporation's equity compensation plan are intended to:

  •
  Provide an incentive plan which facilitates the attraction, retention, and motivation of high calibre employees across the organization;

  •
  Further corporate governance best practices and maintain responsible dilution level; and

  •
  Form part of an overall compensation strategy that provides employees with incentives that are tax effective and competitive in each of the jurisdictions in which the Corporation operates.

CEO Compensation

        The components of total compensation for the CEO are the same as those that apply to other Named Executive Officers of the Corporation, namely base salary, benefits, cash incentives and equity incentives. In July 2005, the Corporation split the responsibility of Léon F. Gosselin, President and CEO / Chairman of the Board, with the appointment of Dr. Verwiel to fill the position of President and CEO.

        Dr. Verwiel's employment agreement (effective from July 11, 2005 to July 20, 2010) provides for an annual base salary of CDN $441,630. This base salary is subject to annual increase at the sole discretion of the Corporation, in accordance with the Corporation's compensation policy including, without limitation, Dr. Verwiel's performance and taking into account competitive salaries for similar positions in the pharmaceutical industry. The former President and CEO, Léon F. Gosselin, received a base salary for fiscal year 2005 of CDN $425,000.

        Dr. Verwiel is entitled, in addition to his base salary, to annual incentive compensation pursuant to the Executive Incentive Compensation Plan. At the time of execution of his employment agreement, such compensation plan provided, amongst other things, for an annual bonus amounting to 40 to 45% of base salary. In addition to base salary and the annual incentive compensation, a signing bonus of CDN $50,472 was paid to Dr. Verwiel for fiscal year 2005.

        As part of Dr. Verwiel's employment agreement he received a one-time, non-recurring option to purchase 150,000 shares of common stock of the Corporation as outlined in the Equity Compensation section above. This shall be in addition to any annual stock option grant.

        The Compensation Committee has approved the publication of this report and its inclusion in the Circular.

Jacques Gauthier	Louis P. Lacasse	Colin R. Mallet

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

        The Board has always considered that the values and ethics of the Corporation and its employees are the cornerstone of the Corporation's operations. Transparency and high standards of corporate governance have been an essential part of those values, and the Corporate Governance and Nomination Committee is charged with maintaining these values in collaboration with the other Committees of the Corporation, in particular with the Audit Committee, whose role and responsibilities have increased considerably with the adoption of recent Canadian and America legislation.

        The Committee is chaired by an independent director, and all of its members are also independent directors. The current members of the Corporate Governance and Nominating Committee are:

  •
  Colin R. Mallet, Chairman
  •
  Dr. E. Rolland Dickson
  •
  Daniel Labrecque(14)
  •
  Michael M. Tarnow

        The Corporate Governance and Nominating Committee met three times in fiscal year 2005.

        The purpose of the Corporate Governance and Nominating Committee is to identify individuals with integrity, skill, experience and time to add to the effectiveness of the Board as members, recommend candidates to the Board, develop and recommend to the Board a set of corporate governance guidelines, perform a leadership role in shaping the Corporation's corporate governance, implement measures to assess and improve the effectiveness of the Board as a whole, and oversee the risk areas delegated by the Board from time to time. The charter of the Committee can be found on the Corporation's Website www.axcan.com

(14)
Mr. Labrecque resigned his position on November 9, 2005.

        In carrying out its responsibilities, the Committee took the following actions in fiscal year 2005:

  •
  Assisted the Board in implementing the separation of the position of Chairman of the Board and the position of President and CEO of the Corporation;

  •
  Made recommendations to the Board to improve the Corporation's corporate governance processes;

  •
  Initiated the annual Board Survey, to provide an assessment by directors of the Board and Board Committee effectiveness;

  •
  Reviewed the size and composition of the Board and Committees, to ensure an appropriate balance of expertise;

  •
  Assessed the independence of each Board member through a review of each director's response to a questionnaire against applicable regulations, guidelines and the Corporation's Corporate Governance Principles (which are available to shareholders through the Corporation Website www.axcan.com);

  •
  Monitored national and international developments in the practice of corporate governance;

  •
  Reviewed the policy and performance of the Board and its Committees, in relation to National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (which replaced TSX corporate governance recommendations) and prepared the Statement on the Corporation's corporate governance practices appearing below;

  •
  Reviewed the charters of the three Committees of the Corporation in light of new regulatory developments and presented the Corporate Governance Principles adopted by the Board; and

  •
  Facilitated the risk review process for the Corporation and monitored the risks under the Committee's responsibility.

The Corporate Governance and Nomination Committee has approved the publication of this report and its inclusion in the Circular.

C. Mallet	Dr. E. Rolland Dickson	M. Tarnow

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        This statement of corporate governance practices is made with reference to National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (the "Instrument") adopted by the Canadian Securities Administrators. Last year and before, the Corporation made its statement of corporate governance practices with reference to the 14 guidelines set out in section 474 of the TSX Corporation Manual, which have since been replaced by the Instrument.

        The Corporate Governance and Nominating Committee closely monitors the various changes and proposed changes in the regulatory environment and, where applicable, amends its governance practices to align them with such changes. The Committee believes that Axcan has adopted a proactive approach in meeting and exceeding "best practices" in this current environment of evolving Corporate Governance practices, requirements and guidelines.

        Pursuant to the requirements of the Instrument, the Corporation sets out below the disclosures required by the Instrument (which are set out in Form 58-101F1 of the Instrument) and provides a response to each item, which together, describe how the Corporation has integrated these "best practices" of corporate governance.

1.    Board of Directors

  (a)
  Disclose the identity of directors who are independent.

Dr. E. Rolland Dickson
Jacques Gauthier
Daniel Labrecque(15)
Louis P. Lacasse
Colin R. Mallet
Dr. Claude Sauriol
Michael M. Tarnow

  (b)
  Disclose the identity of directors who are not independent, and describe the basis for that determination.

Léon F. Gosselin
Dr. Frank A.G.M. Verwiel
David W. Mims
François Painchaud

        In July 2005, the Corporation split the responsibility of Léon F. Gosselin, President and CEO / Chairman of the Board, with the appointment of Dr. Frank A.G.M. Verwiel to fill the position of President and CEO. Pursuant to the operative definition of independence found in the relevant regulations, guidelines and the Corporation's Corporate Governance Principles, as a former executive officer, he will not be considered independent until three years have elapsed since leaving the employment of the Corporation. Dr. Verwiel and David Mims are executive officers of the Corporation and therefore not independent. François Painchaud is a partner in Léger Robic Richard, a law firm that provided legal services to the Corporation and is also not independent.

  (c)
  Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the "Board" does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors of the Corporation are independent.

  (d)
  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in [the] jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Dr. E. Rolland Dickson(16)	NeoRx Corporation, listed on the Nasdaq Stock Exchange
Louis P. Lacasse(17)	Targeted Genetics Corporation listed on the Nasdaq SmallCap Market Methylgene Inc., listed on the TSX Warnex Inc., listed on the TSX Chromos Molecular Systems Inc., listed on the TSX
Colin R. Mallet(18)	AnorMED Inc., listed on the TSX and the American Stock and Options Exchange (AMEX) Methylgene Inc., listed on the TSX Migenix Inc., listed on the TSX
Michael M. Tarnow(19)	EntreMed, Inc., listed on the Nasdaq Stock Exchange MediGene A.G., listed on the Frankfurt Stock Exchange
Dr. Claude Sauriol(20)	None

(15)
Mr. Labrecque resigned his position on November 9, 2005.

(16)
Dr. Dickson also sits on the board of Pathway Diagnostics Corporation, a privately held company.

(17)
Mr. Lacasse also sits on the board of Émérillon Thérapeutique inc., a privately held company.

(18)
Mr. Mallet also serves on the board of MedGenesis Inc., a privately held company.

(19)
Mr. Tarnow also sits on the board of Xenon Pharmaceuticals Incorporated, Ferghana Partners Group and Caprion Pharmaceuticals, Inc., three privately held companies.

(20)
Dr. Sauriol sits on the board of Algorithme Pharma Inc., a privately held company.

  (e)
  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

        The independent members of the Board hold regular meetings at which non-independent directors and members of management are not in attendance. They are chaired by the Chair of the Corporate Governance and Nominating Committee, who is an independent director. The independent directors held five meetings since October 1, 2004. The three permanent Committees of the Corporation also hold meetings without the presence of members of management and non-independent directors at every regularly scheduled meeting of the respective Committees. Since October 1, 2004 the Audit Committee held four meetings without the presence of members of management and non-independent directors, the Compensation Committee two and the Corporate Governance Committee three.

  (f)
  Disclose whether or not the Chair of the Board is an independent director. If the Board has a Chair or Lead director who is an independent director, disclose the identity of the independent Chair or Lead director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.

        The Chairman of the Board, Léon F. Gosselin, is not an independent director as he was President and CEO of Axcan until he resigned these functions in July 2005. Pursuant to the operative definition of independence found in the relevant regulations, guidelines and the Corporation's Corporate Governance Principles, as a former executive officer, he will not be considered independent until three years have elapsed since leaving the employment of the Corporation. The positions of Chairman and that of President and CEO are split and will enhance the separation of functions of the Board and those of the management. The Corporation presently does not have a Lead Director, but the independent members of the Board hold regular meetings, chaired by the Chair of the Corporate Governance and Nominating Committee who assumes some of the attributes of a Lead Director.

  (g)
  Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

        Please find below the attendance record of all directors at the meetings held since October 1, 2004 up to the date of this Circular.

Dr. E. Rolland Dickson	11 out of 12 meetings
Jacques Gauthier	12 out of 12 meetings
Léon F. Gosselin	12 out of 12 meetings
Daniel Labrecque	7 out of 10 meetings until he resigned his position on the Board
Louis Lacasse	12 out of 12 meetings
Colin R. Mallet	11 out of 12 meetings
David Mims	11 out of 12 meetings
François Painchaud	12 out of 12 meetings
Dr. Claude Sauriol	12 out of 12 meetings
Jean Sauriol	5 out of the 5 meetings until the last annual shareholders assembly
Michael Tarnow	12 out of 12 meetings
Dr. Frank A.G.M. Verwiel	4 out 4 meetings since he was appointed to the Board in August 2005

2.    Board Mandate

  Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

        The text of the Board's mandate is as follows and is also available on the Corporation's website: www.axcan.com.

        This section sets out the function and mandate of the Board. It describes the fundamental duties of directors and the general standards applicable to the discharge of those duties. Further, it identifies the remedies available to shareholders, creditors and others to ensure that directors discharge their responsibilities in the manner prescribed by law.

Job Identification

        Board directors provide governance to the Corporation, represent it to the community, and accept the ultimate legal authority for the Corporation. Directors serve as partners with the Corporation's Officers in achieving the Corporation's objectives.

        The role of directors is one of stewardship. Directors are responsible for managing or, under some statutes, supervising the management of, the Corporation. Shareholders make a financial investment in the Corporation, which entitles those with voting shares to elect the directors. If shareholders are not satisfied with the performance of the directors, they may remove the directors or refuse to re-elect them. Except for certain fundamental transactions or charges, shareholders normally do not participate directly in corporate decision-making and while, as a practical matter, Board members want to know the views of the shareholders, strictly speaking, directors are not required to solicit or comply with the wishes of shareholders.

        Directors have complete discretion to exercise their powers as they deem appropriate, subject to the constraints imposed by law. Each director must act honestly and in good faith with a view to the best interests of the Corporation and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Delegation is permitted with certain exceptions and must be reasonable in the circumstances, but responsibility for major decisions and the exercise of general discretion will always be the responsibility of the directors.

        Certain responsibilities are generally considered sufficiently important that directors may not delegate them to a Committee. They include, but are not limited to:

  •
  Making changes to the By-laws (which would be subject to shareholder approval);

  •
  Approving the financial statements, a management proxy circular, a take-over bid circular or directors' circular;

  •
  Issuing securities (except on terms already approved by the Board);

  •
  Declaring dividends; and

  •
  Purchasing or redeeming shares of the Corporation.

Summary of Responsibilities

        Board directors are responsible for ensuring effective and fiscally sound programs and operations. They do this by providing guidance, advice and direction to the management of the Corporation. Directors monitor rather than actively manage the Corporation's day-to-day business.

        Responsibility for the day-to-day management of the Corporation's affairs is delegated to the Executive Management Team who are responsible to and report back to the Board. Appointing the Executive Management Team and evaluating their performance are among the most important functions of the Board. The Executive Management Team is comprised of the President and CEO; Executive Vice President and COO; Senior Vice President, Scientific Affairs; and Vice President and CFO.

Functions and Responsibilities

        The functions and duties of members of the Board include but are not limited to the following functions and duties.

  •
  Adopt the strategic planning process;

  •
  Approve the Corporation's strategic plan and review executive management's performance in achieving them;

  •
  Review and approve the Corporation's annual plans for funding its strategic plan;

  •
  Review and approve the annual budget;

  •
  Identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage those risks;

  •
  Elect, monitor, appraise, advise, support, and reward the Executive Management Team;

  •
  Adoption of a succession plan for the Senior Management Team which includes the Executive Management Team and the Vice Presidents;

  •
  Implement a communication policy for the Corporation;

  •
  Oversee the integrity of the Corporation's internal control and management information systems;

  •
  Maintain knowledge of current programs and staff of the Corporation;

  •
  Share resources and talents with the Corporation, including expertise, and contracts for financial support;

  •
  Serve on at least one Committee (outside directors only) and actively participate in meetings of the Committee(s);

  •
  Fulfill commitments within the agreed-upon deadlines;

  •
  Be accessible, at least by phone, to staff and other Board directors as needed;

  •
  Maintain the confidentiality of any information given to the Board;

  •
  Attend all regular and special Board meetings;

  •
  Get to know other Committee members and build a collegial relationship that contributes to the consensus;

  •
  Actively participate in the Committee's annual evaluation and planning efforts; and

  •
  Serve as an advocate of the Corporation.

3.    Position Descriptions

  (a)
  Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board Committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

        The Board has developed written position descriptions for the chair of the Board and each Board Committee that are available on the Corporation's Website www.axcan.com.

  (b)
  Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

        The Board has developed written position descriptions for the CEO, COO, CFO and the Chief Scientific Officer.

4.    Orientation and Continuing Education

  (a)
  Briefly describe what measures the Board takes to orient new directors regarding

  (i)
  the role of the Board, its Committees and its directors, and

  (ii)
  the nature and operation of the issuer's business.

        The Corporate Governance and Nominating Committee develops an orientation program for new directors addressing in particular, the role of the Board, the directors, and each Board Committee as well as the Corporation's business.

        Also, every new director receives orientation consisting of informal discussions with senior members of management and other Board members concerning the role of the Board, its Committees and its directors and a Directors' Manual that covers Board and Committee responsibilities and provides information on the Corporation's structure and operation. The commitment needed from directors, particularly the commitment of time and energy, is made clear to directors prior to their nomination. While placing importance on achieving a balance of experience on the Board, critical attention is given in director selection and orientation to ensuring that all directors fully understand the pharmaceutical business.

        Understanding of the nature and operation of the Corporation's business is imparted to new directors differently depending on their particular sets of skills and professional background. New directors who are also new to the pharmaceutical industry would receive more documentation and attention from senior members of management and other Board members than a new director with experience in the pharmaceutical industry.

  (b)
  Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

        The Committee ensures that the Corporation's directors are provided with continuing education opportunities in an effort to keep directors current in their knowledge and understanding of their role and the nature of the Corporation's business. All members of the Board are offered continuing educational tools; they can attend seminars and conferences related to the business of the Corporation and their roles as Board members. Members of management and other Board members bring these seminars and tools to their attention. Speakers are regularly invited to make presentations to the Board at Board meetings on subjects of interest relevant to the performance of their duties. The Corporation has reserved a budget for these activities.

        Also, members of management of the Corporation make formal presentations concerning developments in the pharmaceutical industry, corporate governance and other subjects related to the Corporation at Board meetings.

5.    Ethical Business Conduct

  (a)
  Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

  (i)
  disclose how a person or company may obtain a copy of the code;

        The Board has adopted a Business Ethics and Conduct Code for the directors, officers and employees. A copy of the Business Ethics and Conduct Code of the Corporation can be obtained on the website of the Corporation (www.axcan.com).

    (ii)
    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

        The Corporate Governance and Nominating Committee oversees the development of the Business Ethics and Conduct Code and reviews the code and its application on an annual basis and proposes modifications to the Board when advisable. Any waiver to such Business Ethics and Conduct Code for an employee must be obtained in writing and signed by the President and CEO, the Executive Vice President and COO or the Vice President, Corporate Administration who must report any such exception(s) in writing annually to the Board. Similarly, any waiver to the Business Ethics and Conduct Code for Board members must be obtained in writing from the Corporate Governance and Nominating Committee. No such waivers have been granted since the date of the last Management Proxy Circular.

        Also, In compliance with the Sarbanes-Oxley Act of 2002, the Corporation established a complaint notification system for its employees in Canada and the United States (for reasons related to local legislation, the system has not yet been implemented in France). The system provides for confidential, anonymous submissions by employees of concerns regarding questionable accounting or audit matters. Any reports related to these concerns are directed to the Chairman of the Audit Committee, the Chairman of the Corporate Governance and Nominating Committee and select officers. The system also allows employees to report other concerns related to matters of human resources. These reports related to human resources matters are provided to select officers of the Corporation.

    (iii)
    provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

        There was no material change report since October 1, 2004 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

  (b)
  Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

        Where a director or executive officer has a material interest in a transaction or an agreement that the Board may be considering, he is asked not to attend the discussions that the Board may have on this subject and not to vote on resolutions pertaining to this subject-matter.

  (c)
  Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

        Every employee has received a copy of the Business Ethics and Conduct Code of the Corporation and is asked to read it and ask questions to his superior about its contents. Axcan requires each employee to discharge all responsibilities in accordance with the highest standards of business ethics and all applicable legal and regulatory requirements. All employees will be held accountable, as appropriate, for complying with the Business Ethics and Conduct Code and the underlying corporate policies.

6.    Nomination of directors

  (a)
  Describe the process by which the Board identifies new candidates for Board nomination.

        The Corporate Governance and Nominating Committee is responsible for recommending new candidate directors (when required) with the objective of achieving an appropriate balance of skills and characteristics on the Board. In particular, it determines and evaluates the aptitudes and expertise that the Board as a whole should possess and considers individual potential candidates in light of such aptitudes and expertise. The Board then considers the recommendations advanced by the Committee prior to the appointment or nomination of any new director with a view to achieving diversity among Board members. During fiscal year 2005, the Committee retained the services of an independent search firm to help identify and assess potential Board candidates.

  (b)
  Disclose whether or not the Board has a Nominating Committee composed entirely of independent directors. If the Board does not have a Nominating Committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

        The Corporation has a Corporate Governance and Nominating Committee composed entirely of independent directors.

  (c)
  If the Board has a Nominating Committee, describe the responsibilities, powers and operation of the Nominating Committee.

        The purpose of the Corporate Governance and Nominating Committee with respect to its nomination functions is (i) to identify individuals with integrity, skill, experience and time to add to the effectiveness of the Board as members, (ii) recommend candidates to the Board and (iii) implement measures to assess and improve the effectiveness of the Board as a whole. The responsibilities and duties of the Committee include the following:

  •
  to consider and make recommendations to the Board regarding the aptitudes and expertise that the Board should possess and the aptitudes and skills each individual director should possess;

  •
  to identify and recommend to the Board suitable candidates for nomination to the Board to be presented for shareholder approval at the annual shareholders assembly;

  •
  to identify and investigate the background and qualifications of possible director candidates;

  •
  to consider and make recommendations to the Board regarding the optimum size and composition of the Board with a view to facilitating effective decision making; and

  •
  to review the size and composition of the different Board Committees, the balance of independence, skills and experience necessary to ensure the effectiveness of such Committees, and to recommend changes to the Board when same is required in the best interest of the Corporation.

        The Committee will typically meet three times each year although meetings will be held as often as may be necessary or appropriate at such times and places as the Committee determines. At each meeting, the Committee must have the opportunity to meet in the absence of management.

        The Committee has the sole authority to retain the services of advisors and/or experts should the Committee determine that such is important to the successful completion of the duties set forth in its charter, including in particular that of identifying and evaluating potential nominees. In such cases, the Committee will disclose the functions performed by such advisors and/or experts.

        The Committee has the authority to delegate to a special sub-committee the responsibility of performing any one of the functions set forth in its charter.

        A copy of the charter of the Committee can be obtained on the website of the Corporation (www.axcan.com).

7.    Compensation

  (a)
  Describe the process by which the Board determines the compensation for the issuer's directors and officers.

        The Compensation Committee annually assesses and makes recommendations to the Board on the level and form of compensation for outside directors and executives. In making recommendations, the Committee reviews current compensation market trends in the industry and within its specific peer group in order to ensure the adequacy and fairness of the Corporation's compensation practices. At the beginning of the year, the Committee also reviews and the Board approves corporate goals and objectives that are relevant to the compensation of the CEO. The Committee then evaluates the performance of the CEO and other executives against these preset goals and objectives along with the effectiveness of their leadership and makes recommendations to the Board with respect to the base salary and incentive compensation that should be paid to the CEO and other executives. For a further discussion on the compensation of directors and senior executives, please see the report of the Compensation Committee under section E of this Circular.

  (b)
  Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

        The Corporation has a Compensation Committee composed entirely of independent directors.

  (c)
  If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.

        The primary responsibilities of the Compensation Committee are to (i) plan for the succession of the CEO and the senior executive officers (that qualify as the top three officers of the Corporation) (ii) evaluate the performance of the Corporation's CEO and the other senior executive officers; (iii) review and approve their respective objectives, and (iv) recommend to the Board the compensation of the CEO and senior executive officers in light of such review. The Committee's mandate also includes the following responsibilities:

  •
  to plan for the succession of the CEO and the senior executive officers;

  •
  to grant stock options to new employees of the Corporation in accordance with the terms of the Policy Concerning the Grant of Stock Options of the Corporation, as such policy may be amended or modified by the Board from time to time;

  •
  to propose new, and review former, policies concerning the compensation and benefits granted to employees of the Corporation and recommend guidelines including the establishment of categories of executives, pay scales, performance bonus guidelines, benefits and standardised equity based incentive compensation for each category of executive and more specifically the compensation of the top ten employees of the Corporation and its subsidiaries;

  •
  to review the directors' compensation annually and report and propose adjustments to the Board; and

  •
  to establish and produce annually a report on executive compensation to be included in the Corporation's proxy circular.

        In exercising its mandate, the Committee sets the standards for the compensation of executives based on industry data and seeks to attract, retain and motivate key executives to ensure the long-term success of the Corporation. The compensation of executives includes the three following components: (i) base salary; (ii) annual bonus based on performance; and (iii) grant of stock based incentives. The performance and the achievement of both the Corporation's objectives and those specific to its executives are considered in determining compensation. The North American context of the Corporation's activities and increased competition from the U.S. market for its key executives is also taken under consideration.

        The Committee will typically meet three times each year although meetings will be held as often as may be necessary or appropriate at such times and places as the Committee determines. At each meeting, the Committee must have the opportunity to meet in the absence of management.

        The Committee has the resources and authority to discharge its duties and responsibilities, including the authority: (i) to delegate to either individual members of the Committee or subcommittees the responsibility of completing any one of the functions provided for herein should the Committee determine that same is feasible; and (ii) to select, retain, terminate and approve fees and other retention terms of experts and consultants. Any consultant or expert retained to assist the Committee in the performance of its duties is to report back to same exclusively.

        A copy of the charter of the Committee can be obtained on the website of the Corporation (www.axcan.com).

  (d)
  If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

        Over the course of the 2005 financial year, the Compensation Committee has engaged Mercer Human Resource Consulting to research market trends and provide benchmarking information regarding director compensation, compensation for an executive Board chair and long-term incentive plan design for executives and other employees. While the information provided by Mercer has been used in the design of the above-mentioned compensation plans, the Compensation Committee retained responsibility for all decisions made.

8.    Other Board Committees

  If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

        The Board has no other standing Committee.

9.    Assessments

  Disclose whether or not the Board, its Committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its Committees, and its individual directors are performing effectively.

        The Board and each Committee have written mandates, and there is a job description for directors available on the Corporation's Website (www.axcan.com). Each director is expected to contribute to the Board deliberations, where they feel that they have appropriate competence and experience. The Corporate Governance and Nomination Committee is mandated to ensure that the Board has the right balance of competence and skills, and that the contributions of Board members, Committees of the Board, and the Board as a whole are reviewed on an annual basis. Different effectiveness and contribution review processes have been applied in the past, including a process involving questionnaires. Each director completes a written self-assessment questionnaire and discusses his/her contribution to the Board and its Committees with the Chair. Also, during fiscal year 2005, the Board engaged the outside consulting firm of Guttman & Associates to assess and foster the effectiveness of the Board, its Committees and each director individually and enhance their contributions.

        The Corporate Governance and Nominating Committee monitors the quality of the relationship between management and the Board in order to recommend ways to improve that relationship.

AMENDMENT TO THE MEETING AGENDA

        Except as otherwise specifically indicated, the information contained herein is given as at January 25, 2006. Management of the Corporation presently knows of no matters to come before the Meeting other than matters identified in the Notice of the Meeting. If any matters which are not known should properly come before the Meeting, according to the discretion conferred on them by the form of proxy, the persons named in the enclosed form of proxy will vote on such matters according to their best judgment.

APPROVAL OF THE DIRECTORS

        The directors of the Corporation have approved the content and sending of this Circular to the shareholders, directors and auditors of the Corporation.

François Painchaud Secretary Mont Saint-Hilaire, Quebec, January 25, 2006.

SCHEDULE A — RESOLUTION FOR ADOPTION OF THE 2006 STOCK INCENTIVE PLAN

        THAT the Axcan Pharma Inc. 2006 Stock Incentive Plan (the "Plan"), including the addition of 2,300,000 common shares reserved for issuance under the Plan (as described in Schedule B of the Management Proxy Circular dated January 25, 2006), be and is hereby approved.

SCHEDULE B

DESCRIPTION OF THE 2006 STOCK INCENTIVE PLAN

        The following is a summary of the principal provisions of the 2006 Plan.

BACKGROUND

        Equity compensation, specifically stock options, have long been a vital component of Axcan's overall compensation program. As a small, emerging company, Axcan's broad-based stock option program has provided a means to help Axcan compete with larger pharmaceutical companies for talent. Additionally, a broad-based stock incentive program has focused employees at every level of Axcan on the same performance goals, and has embedded in Axcan's culture the necessity for employees to think and act like shareholders. A stock incentive program has been integral to Axcan's growth and success in the past and will be important to Axcan's ability to achieve consistent superior performance in the years ahead.

        In recent years, many business, regulatory and accounting changes have occurred in the equity compensation environment. Axcan approached this new environment as an opportunity to reassess and improve its long-term incentive compensation strategy both domestically and internationally. In redesigning the stock incentive plan, Axcan examined the strategic role that equity compensation should play in achieving Axcan's business objectives, as both a Canadian company and as one that operates around the world. The 2006 Plan is intended to achieve the following five important objectives:

1.
Align stock-based rewards to support and reinforce the global business strategy.

        The 2006 Plan is designed as a Canadian umbrella plan to establish a set of core principles and features that operate in all countries, but is tailored at the local levels through sub-plans to offer tax efficiency and to comply with regulatory requirements. This design creates a global framework for granting comparable rewards across regions while optimizing local effectiveness.

        To further enhance global effectiveness and minimize expense, the 2006 Plan allows grants of Stock Options, Stock Appreciation Rights ("SARs"), Restricted Shares, Restricted Share Units ("RSUs"), Unrestricted Shares, Deferred Share Units ("DSUs") and Performance Awards. The meaning of these terms is defined further below. As a growth company with aggressive expansion plans, Axcan needs this flexibility for future expansion and the ability to choose the incentive device that is most effective for the country in which the intended recipient resides. This approach offers equity compensation that is valued by employees and directors worldwide and maximizes returns to Axcan and its shareholders.

2.
Enhance Axcan's ability to compete for talent.

        Axcan competes for talent with some of the largest pharmaceutical companies in the world. Historically, Axcan's stock option program has significantly contributed to its ability to hire and retain talent. As Axcan grows and expands, its ability to recruit highly qualified talent on a global basis will be critical to its continued success. Approval of the 2006 Plan will allow Axcan to continue using equity as a critical component of its overall compensation program and to provide similar rewards to those offered by other companies in the pharmaceutical industry worldwide.

        The 2006 Plan is strategically designed with a mix of equity vehicles to create competitive advantage for Axcan in attracting and retaining talent. A balanced portfolio approach where stock options (or SARs) are combined with other forms of equity, such as performance shares or restricted stock, diversifies against the weaknesses of granting only one vehicle. The 2006 Plan allows Axcan to grant a mix of appreciation vehicles (stock options, SARs) and full value awards (restricted shares, RSUs, performance shares, DSUs). This approach provides upside appreciation while offering downside protection against outside market factors.

        The 2006 Plan includes a U.S. Sub-Plan that provides Axcan the ability to grant to U.S. employees incentive stock options ("ISOs"), which are designed to receive preferential tax treatment under the United States Internal Revenue Code of 1986, as amended (the "Code"). The U.S. Sub-Plan is also designed to comply with Code Section 409A and meet the requirements for deductibility of performance-based compensation under Section 162(m) of the Code.

        Similarly, the 2006 Plan offers a French Sub-Plan that allows tax-preferred grants of stock options, restricted shares and RSUs to employees in France. This tax-effective design helps Axcan compete for talent in France by offering stock-based grants with greater value to the employee and lower cost to the Corporation. Additionally, as Axcan expands its global presence, the 2006 Plan provides for further international expansion by allowing the Board, under specific guidelines, to establish additional sub-plans as necessary to comply with the legal, tax and customs requirements of other countries.

3.
Enhance motivation through stock ownership and pay-for-performance granting policy.

        Axcan believes that employees who own a stake in their company are more conscientious in their work, more proactive and innovative, and strive for efficiencies that boost earnings and growth. Therefore, Axcan plans to continue granting equity awards to a broad group of employees at a reasonable cost.

        Axcan is strengthening its compensation programs to more closely link individual performance with corporate results when granting stock incentive awards. The proposed 2006 Plan will allow Axcan to increase the use of performance measures and more effectively link granting strategy to performance, thereby ensuring that participants' interest are aligned with that of shareholders.

4.
Further Corporate Governance best practices.

        The 2006 Plan is designed to meet current market standards, and incorporates the most recent corporate governance best practices to ensure the 2006 Plan is in line with what shareholders expect from a well-governed company. Stock option and SAR repricing without shareholder approval is prohibited. Also, exercise prices for stock options and SARs will not be set below 100% of Fair Market Value. Further, the 2006 Plan does not include or allow for reload or evergreen features. Full-value awards (restricted shares, RSUs, unrestricted shares, DSUs and performance shares) are limited to 800,000 shares. The 2006 Plan sets forth automatic awards for outside directors. Total aggregate stock option and SARs grants to outside directors will be limited to 1% of shares outstanding on the grant date. Also, to facilitate share ownership, outside directors will receive DSUs as part of their compensation package.

5.
Reflect Financial Responsibility to Shareholders.

        Axcan gave careful consideration to maintaining costs of the 2006 Plan within reasonable parameters in relation to potential benefits. If the 2006 Plan is approved, it will replace the 1995 Stock Option Plan (described in Section D of this Circular) and will allow 2,300,000 new shares for all forms of awards under the 2006 Plan, which represents approximately 5% of shares outstanding as of September 30, 2005. Existing stock option agreements under the 1995 Stock Option Plan will not be affected. As of fiscal year 2005 year end, options to purchase an aggregate of 2,986,748 shares were outstanding under the existing plan. Options forfeited under the 1995 Stock Option Plan will not be made available again for granting under the 2006 Plan. In addition, the potential equity overhang from all outstanding awards plus new shares under the 2006 Plan would represent approximately 8.8% of shares issued and outstanding.

        Axcan's fully diluted overhang for the past three years is as follows: 7.0% (fiscal year 2003); 6.1% (fiscal year 2004); 5.9% (fiscal year 2005). Although Axcan grants awards on a broad basis, Axcan's run rate typically falls at the median level of similarly sized pharmaceutical companies. Axcan's run rate for the past three years is as follows: 0.7% (fiscal year 2003); 0.9% (fiscal year 2004); 1.0% (fiscal year 2005).

        Other elements of the 2006 Plan that will further reduce dilution and the accounting expense:

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  The term limit of awards is lowered from ten to seven years.

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  The 2006 Plan utilizes less dilutive equity vehicles such as SARs and Restricted Shares.

U.S. EMPLOYEE STOCK PURCHASE PLAN

        The 2006 Plan includes an employee share purchase sub-plan (the "ESPP") principally to provide employees in the U.S., which is Axcan's largest market, with an additional, tax-favoured opportunity to obtain an ownership interest in the Corporation. Axcan currently has a shareholder-approved employee share purchase plan for its Canadian employees. The ESPP is designed as an open-market plan that is non-dilutive. Finally, Axcan proposes to permit eligible employees to purchase up to 2,250,000 shares pursuant to the ESPP.

PURPOSE OF THE 2006 PLAN

        The purpose of the 2006 Plan is to provide a flexible global framework that will permit Axcan's Board to strategically grant stock-based incentive compensation that is aligned with Axcan's business strategy, its competitive markets, and the regulatory climate. Axcan believes that it is in the best interest of shareholders for employees to own stock in Axcan and that such ownership will:

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  enhance Axcan's ability to attract highly qualified personnel on a global basis,

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  strengthen its retention capabilities,

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  enhance the long-term performance and competitiveness of Axcan as a multinational company, and

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  align the interests of participants with those of stockholders.

        The 2006 Plan is designed to link the financial rewards of employees, wherever located, to Axcan's long-term performance and enhances Axcan's ability to compete in the regional markets where Axcan does business. It is a versatile, strong plan that closely corresponds with corporate governance guidelines and allows Axcan to compete for talent around the world.

COMPARISON OF THE 2006 PLAN TO THE 1995 STOCK OPTION PLAN

        There are a number of principal differences between the 2006 Plan and the 1995 Stock Option Plan. First, the 2006 Plan permits future awards to employees and directors, with respect to 2,300,000 shares, with no more than 800,000 of those shares being available for full-value awards. In view of the expanding number of employees of Axcan and its international subsidiaries, and the fact that Axcan may, in the future, make acquisitions resulting in the hiring of additional employees, the Board recognizes the need for this increase in the number of shares which may be issued pursuant to awards relating to the shares.

        The 2006 Plan's second principal difference from the 1995 Stock Option Plan relates to the greater flexibility that the 2006 Plan will provide with respect to the types of awards that could be made. The 1995 Stock Option Plan provided only for stock options, while the 2006 Plan would allow grants not only in the form of stock options but also in the form of SARs, restricted shares, RSUs, unrestricted shares, DSUs, and performance awards. These types of awards are referred to below collectively as "Awards."

        Although both the 2006 Plan and the 1995 Stock Option Plan are principally Canadian plans, a third principal difference from the 1995 Stock Option Plan is that the 2006 Plan is structured in multiple parts to include the following sub-plans:

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  a U.S. Sub-Plan that principally sets forth certain U.S. tax and securities law restrictions on Awards;

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  a French Sub-Plan, which specifically sets forth specific provisions for Awards in the form of stock options, restricted shares and RSUs for Axcan's French employees; and

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  the ESPP, which is designed to facilitate tax-favoured, open market purchases of shares for Axcan's U.S. employees, who do not participate in Axcan's stock purchase plan for Canadian employees.

        The Board believes that the 2006 Plan is a critical factor in attracting, retaining and motivating employees and directors of Axcan and its affiliates. The Board believes that Axcan needs the flexibility both to have shares available for future equity-based awards, and to make future Awards in a form other than stock options. Before making any Awards, Axcan will carefully consider the effect of newly adopted financial accounting standards that relate to the financial expense arising from Awards.

DESCRIPTION OF THE 2006 PLAN

        General.    Directors and employees of Axcan and its affiliates may be granted Awards, though the U.S. Sub-Plan provides that only employees may receive ISOs. Following the Annual Meeting, if all nominees for director are elected, Axcan will have approximately eight outside directors and approximately 441 employees eligible to receive Awards under the 2006 Plan.

        A maximum of 2,300,000 common shares ("shares of Common Stock"), being approximately 5% of the shares of Common Stock outstanding as at December 7, 2005, may be made the subject of Awards under the 2006 Plan, with no more than 800,000 shares being available for Awards in the form of Restricted Shares, RSUs, Unrestricted Shares, Deferred Share Units and Performance Shares. During the term of the 2006 Plan, no participant may receive Awards that relate to more than 5% of the issued and outstanding shares (on a non-diluted basis) on the date of grant. However, these limits will be automatically adjusted in the event of certain changes in the capitalization of the Corporation.

        The 2006 Plan will be administered by a committee (the "Plan Committee") appointed by the Board in accordance with Section 4 of the 2006 Plan; provided that for the purposes of performance awards granted pursuant to the U.S. Sub-Plan, at least two or more of the Plan Committee members shall be "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or an "outside director" within the meaning of Section 162(m) of the Code, to the extent that Awards are intended to qualify for exemptions from these respective provisions. The Plan Committee will have authority, subject to the terms of the 2006 Plan, to determine when and to whom to make grants, the type of award and the number of shares to be covered by the grants, the fair market value of shares, the terms of the grants, which includes the exercise price of the shares of Common Stock covered by options, any applicable vesting provisions, and conditions under which Awards may be terminated, expired, cancelled, renewed or replaced, and to construe and interpret the terms of the 2006 Plan and Awards. Subject to applicable law, the Plan Committee may delegate administrative functions to officers or other designated employees of Axcan or its affiliates.

        The total number of shares reserved for issuance to Insiders (as defined in the Securities Act (Quebec)) and their Associates (as defined in the Securities Act (Quebec)) under the 2006 Plan or any other plan involving the issuance of shares of Axcan shall not exceed 10% of the shares of Common Stock outstanding on the date of reservation of such shares. In addition, the total number of shares of Common Stock issued to all Insiders and their Associates under the Plan or any other plans of the Corporation within a one-year period, shall not exceed 10% of the shares of Common Stock outstanding on the date of issuance of such shares

        The 2006 Plan does not provide for any financial assistance to be extended by Axcan to participants in connection with the purchase of shares of Common Stock under option or RSU awards.

        The Board has full power and authority to amend the 2006 Plan without shareholder approval, except (i) where otherwise required under applicable rules of stock exchange or securities regulators; or (ii) with respect to limits on awards to outside directors. Nonetheless, any amendment to the 2006 Plan may not materially and adversely affect previously granted Awards in absence of a participant's written consent unless the amendment relates to certain corporate transactions (as explained in greater detail further below). In addition, the Board may not amend without shareholder approval the 1% limit referred to under the subsection below entitled "Options" in respect of Options or SARs awarded to outside directors; or reprice Options or SARs without shareholder approval.

        To date, no Awards have been made under the 2006 Plan and no Awards will be made before approval of the 2006 Plan by Axcan's shareholders.

        Options.    Options granted under the 2006 Plan provide participants with the right to purchase shares at a predetermined exercise price. Under the U.S. Sub-Plan, the Plan Committee may grant ISOs and non-ISOs; provided that ISO treatment is not available for options that become first exercisable in any calendar year for shares that have a value exceeding U.S. $100,000 (based upon the fair market value of the shares on the option grant date).

        In addition, under Section 6 of the 2006 Plan and subject to applicable law, outside directors are granted options that have a fixed value of U.S. $25,000 (as determined under the Black-Scholes or similar model on the Grant Date) as part of their annual compensation (with one-year vesting), as well as a one-time option grant for each new outside director that has a fixed value of approximately U.S. $50,000 (with five-year pro rata vesting). However, an outside director is only eligible to receive new option or SAR grants to the extent that the shares subject to the directors' aggregate options or SARs do not exceed 1% of shares outstanding on the date of grant. In the event an option grant exceeds this limit, the director is precluded from receiving the grant and may, instead, elect to receive a cash payment or DSUs in the amount the director is precluded from receiving because of the 1% limit.

        The 2006 Plan also includes special rules for option grants to employees who are residents of France or who are or may become subject to French tax. For example, under the French Sub-Plan, options may only be granted to an employee or executive officer of a company incorporated in France that complies with the capital and control requirements of the French Code of Commerce. The Plan Committee may not grant options during the 20 days after (i) the payment of a dividend, or (ii) after the allocation to stockholders of negotiable preferential subscription rights in the frame of an increase of Axcan capital stock. In addition, no options may be granted under the French Sub-Plan during the ten trading days preceding or following the publication of the annual financial consolidated statements of Axcan or the publication of its annual financial statements in the absence of consolidated statements. Also, no option may be granted under the French Sub-Plan during the period starting from any date on which the corporate management of Axcan is aware of any price-sensitive information which, if published, might have a significant impact on the price of the Shares, and ending ten consecutive trading days after the publication of that information.

        SARs.    A SAR generally permits a participant who receives it to receive, upon exercise, shares equal in value to the excess of (i) the fair market value, on the date of exercise, of the shares with respect to which the SAR is being exercised, over (ii) the exercise price of the SAR for such shares. The Plan Committee may grant SARs in tandem with options, or independently of them. SARs that are independent of options may limit the value payable on its exercise to a percentage, not exceeding 100%, of the excess value.

        Exercise Price for Options and SARs.    The per share purchase price under each option or SAR granted shall be established by the Plan Committee at the time the option or SAR is granted. However, the per share purchase price shall not be less than 100% of the fair market value (generally, the current price reflected in trading on the TSX, which is our principal trading market) of a share of Common Stock on the last trading day preceding the date the option is granted. Alternatively, under the U.S. Sub-Plan, the per share purchase price of each option or SAR shall be 100% of fair market value, which is generally the current price reflected in trading on the NASDAQ on the grant date of the underlying shares subject to the award. The Plan expressly prohibits the repricing of stock options and SARs whose exercise price is reduced.

        Exercise of Options and SARs.    Each option granted pursuant to the 2006 Plan shall be for such term as determined by the Plan Committee; provided, however, that no option or SAR shall have a term longer than seven years from the date it was granted (five years in the case of ISOs granted under the U.S. Sub-Plan to employees who, at the time of grant, own more than 10% of Axcan's outstanding shares). To the extent exercisable in accordance with the agreement evidencing an option grant, an option or SAR may be exercised in whole or in part, and from time to time during its term; subject to earlier termination relating to a holder's termination of employment or service. With respect to options, the Plan Committee has the discretion to accept payment of the exercise price in any of the following forms (or combination of them): cash or check in a currency to be determined by the Plan Committee, certain shares of Common Stock, and cashless exercise under a program the Plan Committee approves.

        Subject to the terms of the agreement evidencing an option grant, an otherwise exercisable option may be exercised during: (i) the six-month period after an outside Director having been awarded options in such capacity ceases to serve on the Board for any reason; (ii) the one-year period after an optionee's (other than an outside Director's) termination of service due to retirement, death or disability; and (iii) during the three-month period after an optionee's (other than an outside Director's) termination of employment for any reason (except cause) (but in no case later than the termination date of the option). Alternative exercise rules apply for options granted under the French Sub-Plan. For example, participants with options granted pursuant to the French Sub-Plan are prohibited from exercise for a period of one year following the grant date, and, in the event a participant terminates service due to death, disability or retirement, exercise rules based on French tax and employment law apply. In addition, although options are forfeited in the event a participant is terminated for cause, the French Sub-Plan provides that a participant terminated for cause may exercise options within three months if the termination occurs at least four years after the date of grant. The agreements evidencing the grant of an option may, in the discretion of the Plan Committee, set forth additional or different terms and conditions applicable to such option upon a termination or change in status of the employment or service of the option holder. All SARs are to be settled in shares of Axcan's stock, cash, or a combination of these that the Plan Committee approves in its discretion, and shall be counted in full against the number of shares available for award under the 2006 Plan, regardless of the number of exercise gain shares issued upon settlement of the SARs.

        Restricted Shares, Restricted Share Units, and Unrestricted Shares.    Under the 2006 Plan and subject to applicable law, the Plan Committee may grant restricted shares that are forfeitable until certain vesting requirements are met, may grant restricted share units which represent the right to receive shares after certain vesting requirements are met, and may grant unrestricted shares as to which the participant's interest is immediately vested. The 2006 Plan provides the Plan Committee with discretion to determine the terms and conditions under which a participant's interests in such awards becomes vested.

        In contrast, under the French Sub-Plan, restricted shares and RSUs may only be granted for free, and are subject to a minimum vesting and non-transferability requirement of two years. In addition, following the expiration of the period of prohibition to sell, no shares received in accordance with an award under the French Sub-Plan may be sold during the ten trading days preceding or following the publication of the annual financial consolidated statements of the Corporation, or the publication of its annual financial statements in the absence of consolidated statements.

        Deferred Share Units.    The 2006 Plan provides for awards of DSUs in order to permit certain directors or select members of management to defer their receipt of compensation payable in cash or shares (including shares that would otherwise be issued upon the vesting of restricted shares and RSUs). In particular, at each annual meeting, elected outside directors receive DSUs with respect to shares having a value of U.S. $15,000. Notwithstanding the foregoing, distributions to directors pursuant to a DSU award shall be settled in cash, or, if allowed under applicable law, in shares, in an amount equal to the fair market value of the shares, and only upon the occurrence and at the earliest of the director's death or the date the director ceases to be a board member. DSUs represent a future right to receive shares or their equivalent fair market value at the time of distribution.

        In general, whenever shares are released pursuant to an award for restricted shares or RSUs, the participant will be entitled to receive additional shares that reflect any stock dividends that Axcan's shareholders received between the date of the award and issuance or release of the shares. Likewise, a participant will be entitled to receive a cash payment reflecting cash dividends paid to Axcan's shareholders during the same period. Such cash dividends will accrue simple interest, at a rate the Plan Committee determines, from their payment date to Axcan's shareholders until paid in cash when the shares to which they relate are either released from restrictions in the case of restricted shares or issued in the case of RSUs. However, in the case of DSUs granted to directors pursuant to Section 9(g) of the 2006 Plan, additional DSUs will be credited to the director's account to reflect any dividends shareholders received between the date the DSUs were granted and the date the DSUs are settled.

        Performance Awards.    The 2006 Plan authorizes the Plan Committee to grant performance-based awards in the form of performance units that the Plan Committee may, or may not, designate as "Performance Compensation Awards" that are intended to be exempt from Code Section 162(m) limitations. In either case, performance awards vest and become payable based upon the achievement, within the specified period of time, of performance objectives applicable to the individual, Axcan, or any affiliate. Performance awards are payable in shares of Common Stock, cash, or some combination of the two; subject to an individual participant limit of $2,000,000 in cash in Canadian or U.S. dollars and 5% of shares outstanding per performance period (limited to 2,300,000 shares). The Plan Committee decides the length of performance periods, but the periods may not be less than one fiscal year of Axcan.

        With respect to Performance Compensation Awards, the 2006 Plan requires that the Plan Committee specify in writing the performance period to which the award relates, and an objective formula by which to measure whether and the extent to which the award is earned on the basis of the level of performance achieved with respect to one or more performance measures. Once established for a performance period, the performance measures and performance formula applicable to the award under the U.S. Sub-Plan may not be amended or modified in a manner that would cause the compensation payable under the award to fail to constitute performance-based compensation under Code Section 162(m).

        Under the U.S. Sub-Plan, the possible performance measures for Performance Compensation Awards include basic, diluted or adjusted earnings per share; sales or revenue; earnings before interest, taxes and other adjustments (in total or on a per share basis); basic or adjusted net income; returns on equity, assets, capital, revenue or similar measure; economic value added; working capital; total shareholder return; and product development, product market share, research, licensing, litigation, human resources, information services, mergers, acquisitions, and sales of assets of affiliates or business units. Each measure will be, to the extent applicable, determined in accordance with generally accepted accounting principles as consistently applied by Axcan (or such other standard applied by the Plan Committee) and, if so determined by the Plan Committee, and in the case of a Performance Compensation Award under the U.S. Sub-Plan, to the extent permitted under Code Section 162(m), adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance measures may vary from performance period to performance period, and from participant to participant, and may be established on a stand-alone basis, in tandem or in the alternative.

        Income Tax Withholding.    As a condition for the issuance of shares pursuant to Awards, the 2006 Plan requires that the participant satisfy any applicable withholding tax obligations that may arise in connection with the award or the issuance of shares.

        Transferability.    Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of other than by will or the laws of descent and distribution, except to the extent the Plan Committee permits and on such terms and conditions as set forth in an Award.

        Certain Corporate Transactions.    The Plan Committee shall equitably adjust the number of shares covered by each outstanding award, and the number of shares that have been authorized for issuance under the 2006 Plan but as to which no Awards have yet been granted or that have been returned to the 2006 Plan upon cancellation, forfeiture, or expiration of an award, as well as the price per share covered by each such outstanding award, to reflect any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the Corporation. In the event of any such transaction or event, the Plan Committee may provide in substitution for any or all outstanding Awards under the 2006 Plan such alternative consideration (including securities of any surviving entity) as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all Awards so replaced. In any case, such substitution of securities will not require the consent of any person who is granted an award pursuant to the 2006 Plan. Notwithstanding the foregoing, the Plan Committee may not cancel an outstanding option that is underwater for the purpose of reissuing the option to the participant at a lower exercise price or granting a replacement award of a different type.

        In addition, in the event or in anticipation of a Change in Control (as defined in the 2006 Plan), the Plan Committee may at any time in its sole and absolute discretion and authority, without obtaining the approval or consent of Axcan's shareholders or any participant with respect to his or her outstanding Awards (except to the extent an Award provides otherwise), take one or more of the following actions: (i) arrange for or otherwise provide that each outstanding Award will be assumed or substituted with a substantially equivalent award by a successor corporation or a parent or subsidiary of such successor corporation; (ii) accelerate the vesting of an Award for any period (and may provide for termination of unexercised options and SARs at the end of that period) so that Awards shall vest (and, to the extent applicable, become exercisable) as to the shares that otherwise would have been unvested and provide that repurchase rights of Axcan with respect to shares issued upon exercise of an Award shall lapse as to the shares subject to such repurchase right; (iii) arrange or otherwise provide for payment of cash or other consideration to participants in exchange for the satisfaction and cancellation of outstanding Awards; or (iv) make such other modifications, adjustments or amendments to outstanding Awards or this 2006 Plan as the Committee deems necessary or appropriate, subject however to the terms of the 2006 Plan.

        Notwithstanding the above, in the event a participant holding an award assumed or substituted by the successor corporation in a Change in Control is Involuntarily Terminated (as defined in the 2006 Plan) by the successor corporation in connection with, or within twelve months following consummation of, the Change in Control, then any assumed or substituted award held by the terminated participant at the time of termination shall accelerate and become fully vested (and exercisable in full in the case of options and SARs), and any repurchase right applicable to any shares shall lapse in full. The acceleration of vesting and lapse of repurchase rights provided for in the previous sentence shall occur immediately prior to the effective date of the participant's termination.

        In the event of any distribution to Axcan's shareholders of securities of any other entity or other assets (other than dividends payable in cash or Axcan stock) without receipt of consideration by Axcan, the Plan Committee may, in its discretion, appropriately adjust the price per share covered by each outstanding Award to reflect the effect of such distribution. Finally, if Axcan dissolves or liquidates, all Awards will immediately terminate, subject to the ability of the Board to exercise any discretion that the Board may exercise in the case of a Change in Control.

        Term of the 2006 Plan; Amendments or Termination.    The Board has the power to terminate, amend, alter, suspend, or discontinue the 2006 Plan at any time. If the Board does not take action to earlier terminate the 2006 Plan, it will terminate on September 13, 2015. Certain amendments may require the approval of the TSX and of Axcan's shareholders. No amendment, suspension, or termination of the 2006 Plan shall materially and adversely affect Awards that previously had been granted without the written consent of the holders of those Awards unless it relates to an adjustment pursuant to certain transactions that change Axcan's capitalization or it is otherwise mutually agreed between the participant and the Plan Committee. Notwithstanding the foregoing, the Plan Committee may amend the 2006 Plan to eliminate provisions which are no longer necessary as a result of changes in tax or securities laws or regulations, or in the interpretation thereof.

        The ESPP Sub-Plan.    As a key feature of the 2006 Plan, the ESPP is primarily designed to retain and motivate the employees of Axcan's designated U.S. affiliates by encouraging them to acquire ownership in Axcan on a tax-favoured basis. In particular, the ESPP is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Code, and thereby to allow participating employees to defer recognition of taxes when purchasing common shares at a discount under such a purchase plan.

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  Shares.  Axcan will not be reserving any shares of Common Stock for issuance under the ESPP. Instead, a designated broker, initially expected to be Computershare Trust Company of Canada, will be purchasing shares for participants on the open market. The designated broker shall purchase all shares on the open market, provided, however, that no more than 2,250,000 shares (as adjusted for stock dividends, splits, and other similar events) shall be purchased pursuant to a purchase right issued under the ESPP and in accordance with Section 3 of the 2006 Plan.

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  Administration.  The Plan Committee will also administer the ESPP and shall have full authority to construe, interpret, and apply the terms of the ESPP, to determine eligibility, to adjudicate all disputed claims under the ESPP, to adopt, amend and rescind any rules deemed appropriate for the administration of the ESPP, and to make all other determinations necessary or advisable for the administration of the ESPP. Determinations by the Plan Committee, as to the interpretation and operation of the ESPP, will be final and binding on all parties.

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  Purchase Periods And Purchase Dates.  Under the ESPP, eligible employees electing to participate in the ESPP will be entitled to purchase shares of Axcan's Common Stock during periods of one month's duration beginning on the first day of each calendar month (e.g., January 1, February 1, March 1, etc.) and ending on the last day of the same calendar month (the "Purchase Period"). The Plan Committee shall have the power to change the duration and/or frequency of Purchase Periods with respect to future purchases without stockholder approval, however no purchase period shall exceed 27 consecutive months.

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  Eligibility.  All employees of Axcan's designated subsidiaries (including Axcan Scandipharm Inc. and any other designated, related entities for sub-plans) will be eligible to participate in the ESPP, except persons whose customary employment is less than 20 hours per week, and persons who have been employed by Axcan for less than three months as of the date before the first business day of the Purchase Period. Persons who are deemed for purposes of Section 423(b)(3) of the Code, to own shares of Common Stock possessing 5% or more of the total combined voting power or value of all classes of Common Stock or shares of a subsidiary will be ineligible to participate in the ESPP. In addition, if an option granted pursuant to the ESPP would permit a person's rights to purchase shares of Common Stock to accrue at a rate that exceeds U.S. $25,000 of the fair market value of such Common Stock, such person will not be eligible to participate in the ESPP. However, the Plan Committee, in its sole discretion, may permit directors, employees who are 5% or more stockholders, and independent contractors to participate in certain sub-plans which are not designed to qualify as Code Section 423 plans.

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  Participation.  Eligible employees may elect to participate in the ESPP by electing to make payroll deductions during the Purchase Period, subject to limits set forth in the ESPP and established by the Committee. The maximum number of shares a participant may purchase during each purchase period shall be the number of shares for which the aggregate purchase price equals the lesser of 15% of the employee's compensation earned during the Purchase Period or U.S. $25,000. All sums deducted from the regular compensation of participants will be credited to a share purchase account established for each participant on Axcan's books, but prior to use of these funds for the purchase of shares of Axcan's Common Stock in accordance with the ESPP, Axcan may use these funds for any valid corporate purpose. Axcan will not be under any obligation to pay interest on funds credited to a participant's stock purchase account in any event.

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  Price.  The price per share of Common Stock purchased under the ESPP during a Purchase Period will be 85% of the closing price of Axcan's shares on the NASDAQ on the last day of such Purchase Period and to the extent such price is below fair market value, Axcan will make a cash payment to the broker to subsidize the discount; provided that, before the first business day of any Purchase Period, the Plan Committee may establish a different formula for determining the price, so long as the formula does not result in a lower price than is allowed under Code Section 423(b)(6). Each participating employee will receive an option, effective on the first day of the Purchase Period, to purchase shares of Common Stock on the last day of the Purchase Period. The number of shares which a participant may purchase under the option during each Purchase Period will be the quotient of the aggregate payroll deductions in the Purchase Period authorized by the participant, and not withdrawn, divided by the applicable purchase price.

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  Purchase of Shares.  A participant's option to purchase Common Stock pursuant to the ESPP will be automatically exercised on the last day of each applicable Purchase Period. Before that date, a participant may terminate his or her participation in the ESPP by providing written notice to Axcan or its designated broker ("Designated Broker) at least five days prior to the last day of the Purchase Period. A participant who terminates his or her participation in the ESPP during a Purchase Period will receive a refund of his or her ESPP contributions. If a participant fails to work at least 20 hours per week during a Purchase Period, the participant shall be deemed to have terminated his or her participation in the ESPP. Other than terminating his or her participation in the ESPP altogether, once a Purchase Period begins, a participant may not increase or decrease how much he or she has elected to contribute to the ESPP during the Purchase Period (unless the Plan Committee provides for such before the Purchase Period begins).

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  Transferability.  Options under the ESPP may not be assigned, transferred, pledged, or otherwise disposed of except by will or in accordance with the laws of descent and distribution.

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  Employment Termination.  If a participant's employment terminates for any reason, his or her payroll deductions or contributions will be refunded, and the participant will have up to 30 days to transfer Common Stock from the ESPP to himself or herself, a designated beneficiary, or a broker. If the participant's shares of Common Stock are not so transferred, a share certificate will be issued and mailed to the participant.

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  Duration of ESPP.  The ESPP will expire on September 13, 2015, unless the Board exercises its discretion to terminate it on an earlier date.

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  Amendment or Termination of the ESPP.  Axcan's Board may at any time amend or terminate the ESPP, subject to shareholder approval to the extent the Board or the Administrator determines that such approval is appropriate, for example, to conform the ESPP with Section 423 of the Code (currently, for example, the approval of the shareholders of Axcan is required to increase the number of shares of Common Stock authorized for purchase under the ESPP or to change the class of employees eligible to receive options under the ESPP, other than to designate additional affiliates as eligible subsidiaries for the ESPP).

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  Change in Corporation Capital Structure.  If there is any change in the shares of Axcan as a result of a merger, consolidation, reorganization, recapitalization, declaration of stock dividends, stock split, combination of shares, exchange of shares, change in corporate structure, or similar event, appropriate adjustments will be made to the class and number of shares each participant may purchase, and the class and number of shares and the price per share under each outstanding purchase right.

Expected Tax Treatment of Awards

        Expected Canadian Tax Consequences.    This discussion does not address all aspects of Canadian federal income taxation, does not discuss provincial and foreign tax issues, and does not discuss considerations applicable to a participant who is, with respect to Canada, a non-resident. This discussion does not include information on Restricted Shares, Unrestricted Shares and Performance Awards, nor does it include information relating to Awards granted pursuant to the U.S. Sub-Plan, the French Sub-Plan or the ESPP. This summary of Canadian federal income tax consequences does not purport to be complete and is based upon interpretations of existing laws, regulations and rulings which could be altered materially with enactment of any new tax legislation. Each participant should consult his or her own tax advisor regarding the specific tax consequences of participation in the 2006 Plan, including the application of any provincial income tax laws.

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  Stock Options.  A participant will not recognize income at the time a stock option is granted. At the time a stock option is exercised, the participant will recognize ordinary employment income in an amount equal to the excess of (i) the fair market value of the shares issued to the participant on the exercise date over (ii) the exercise price paid for the shares. At the time of sale of shares acquired pursuant to the exercise of the stock option, the appreciation (or depreciation) in the value of shares after the date of exercise will be treated as a capital gain (or loss). Only 50% of capital gains are included in income and that amount is taxable at ordinary rates.

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  Share Appreciation Rights.  A participant to whom a SAR is granted will generally not recognize income at the time of the grant of the SAR. Upon exercise of a SAR, the participant must recognize taxable compensation income in an amount equal to the value of any cash or shares that the participant receives.

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  Restricted Share Units and Deferred Share Units.  In general, a participant will not recognize income at the time of grant of a restricted share unit or a deferred share unit. A participant will recognize ordinary employment income when the shares are issued, or the cash is paid under, the restricted share unit or deferred share unit. The amount included in employment income will be the fair market value of the shares at the time they are issued or the amount of the cash payment, as applicable.

        Axcan will be entitled to a deduction for Canadian federal income tax purposes at the same time and in the same amount as cash payments are made to the participants under the SAR's, restricted share units or deferred share units. When an award is settled by the issue of shares by Axcan from treasury, Axcan will not be entitled to a deduction under Canadian federal income tax laws relating to the expense associated with issuing shares under an award.

        Expected U.S. Tax Consequences.    The following is a general discussion of certain U.S. federal income tax consequences relating to Awards granted under the U.S. Sub-Plan and the ESPP. This discussion does not address all aspects of U.S. federal income taxation, does not discuss state, local and foreign tax issues, and does not discuss considerations applicable to a holder who is, with respect to the United States, a non-resident alien individual. This summary of U.S. income tax consequences does not purport to be complete and is based upon interpretations of the existing laws, regulations and rulings which could be altered materially with enactment of any new tax legislation.

        Under the Code, Axcan will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the ordinary income that participants recognize pursuant to Awards (subject to the participant's overall compensation being reasonable, and to the discussion below with respect to Code Section 162(m)). For participants, the expected U.S. tax consequences of Awards are as follows:

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  Non-ISOs.  A participant will not recognize income at the time a non-ISO is granted. At the time a non-ISO is exercised, the participant will recognize ordinary income in an amount equal to the excess of (i) the fair market value of the shares issued to the participant on the exercise date over (ii) the exercise price paid for the shares. At the time of sale of shares acquired pursuant to the exercise of a non-ISO, the appreciation (or depreciation) in value of the shares after the date of exercise will be treated either as short-term or long-term capital gain (or loss) depending on how long the shares have been held.

  •
  ISOs.  A participant will not recognize income upon the grant of an ISO. There are generally no tax consequences to the participant upon exercise of an ISO (except the amount by which the fair market value of the shares at the time of exercise exceeds the option exercise price is a tax preference item possibly giving rise to an alternative minimum tax). In addition, under the U.S. Sub-Plan, for participants who own more than 10% of our stock on the grant date, the exercise price of ISOs may not be less than 110% of the fair market value (generally, the current price reflected in trading on the NASDAQ) on the grant date of the underlying shares subject to the award. If the shares are not disposed of within two years from the date the ISO was granted or within one year after the ISO was exercised, any gain realized upon the subsequent disposition of the shares will be characterized as long-term capital gain and any loss will be characterized as long-term capital loss. If both of these holding period requirements are not met, then a "disqualifying disposition" occurs and (i) the participant recognizes gain in the amount by which the fair market value of the shares at the time of exercise exceeded the exercise price for the ISO and (ii) any remaining amount realized on disposition (except for certain "wash" sales, gifts or sales to related persons) will be characterized as capital gain or loss.

  •
  Share Appreciation Rights.  A participant to whom a SAR is granted will not recognize income at the time of grant of the SAR. Upon exercise of a SAR, the participant must recognize taxable compensation income in an amount equal to the value of any cash or shares that the participant receives.

  •
  Restricted Shares, Restricted Share Units, Deferred Share Units, Performance Awards, and Unrestricted Shares. In general, a participant will not recognize income at the time of grant of restricted shares, restricted share units, deferred share units or performance awards, unless the participant elects with respect to restricted shares or RSUs to accelerate income taxation to the date of the award. In this event, a participant would recognize ordinary income equal to the excess of the market value of the restricted shares over any amount the participant pays for them (in which case subsequent gain or loss would be capital in nature). In the absence of an election to accelerate income taxation to the date of an award, a participant must recognize taxable compensation income equal to the value of any cash or unrestricted shares that the participant receives. The same tax consequences apply to performance awards and awards of unrestricted shares.

  •
  ESPP Participant U.S. Income Tax Consequences.  No taxable income will be recognized by a participant until the sale or other disposition of the shares of Common Stock acquired under the ESPP. At that time, a participant generally will recognize ordinary income and capital gains. When the shares are disposed of by a participant two years or more after the beginning of the Purchase Period in which the shares were purchased, he or she will recognize ordinary income equal to the lesser of (i) the excess of the fair market value of the shares on the purchase date over the purchase price (the "Discount") or (ii) the excess of the fair market value of the shares at disposition over the purchase price. When shares are disposed of after less than two years (in what is known as a "disqualifying disposition"), the participant must recognize ordinary income in the amount of the Discount, even if the disposition is a gift or is at a loss. In the event of a participant's death while owning shares acquired under the ESPP, ordinary income must be recognized in the year of death as though the shares had been sold.

  In the cases discussed above (other than death), the amount of ordinary income recognized by a participant is added to the purchase price paid by the participant, and this amount becomes the tax basis for determining the amount of the capital gain or loss from the disposition of the shares. Additional gain, if any, will be short-term or long-term capital gain depending on whether the holding period is twelve months or less, or more than twelve months.

        Net capital gains from the disposition of capital stock held more than twelve months are currently taxed at a maximum federal income tax rate of 15% and net capital gains from the disposition of stock held not more than twelve months is taxed as ordinary income (maximum rate of 35%). However, limitations on itemized deductions and the phase-out of personal exemptions may result in effective marginal tax rates higher than 15% for net capital gains and 35% for ordinary income.

        Axcan is entitled to tax deductions for shares issued under the ESPP only in the event of disqualifying dispositions. For disqualifying dispositions, Axcan is allowed a deduction to the extent of the amount of ordinary income includable in gross income by such participant for the taxable year as a result of the premature disposition of the shares. The ESPP will not meet the requirements in Section 162(m) of the Code, which means that there may be no deductions for disqualifying dispositions by the Axcan's CEO and four most highly paid other executive officers.

        Special Tax Provisions.    Under certain circumstances, the accelerated vesting, cash-out or accelerated lapse of restrictions on Awards in connection with a change in control of Axcan might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Code Section 280G, and the participant may be subject to a 20% excise tax and Axcan may be denied a tax deduction. Furthermore, Axcan may not be able to deduct the aggregate compensation in excess of U.S. $1,000,000 attributable to awards that are not "performance-based" within the meaning of Code Section 162(m) in certain circumstances. The 2006 Plan is designed to permit awards that qualify as performance-based compensation for this purpose.

        Tax Treatment of Awards to Outside Directors and to Employees Outside of Canada and the United States. The grant and exercise of options and Awards under the 2006 Plan to outside directors and to employees outside of Canada and the United States may be taxed on a different basis.

AXCAN PHARMA INC.	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

  Form of Proxy — Annual General and Special Meeting to be held on February 22, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

• Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. • Proxy Instructions must be received by 5:00 pm, Eastern Time, on February 20, 2006.	• Go to the following web site: www.computershare.com/ca/proxy • Proxy Instructions must be received by 5:00 pm, Eastern Time, on February 20, 2006.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 pm, Toronto Time, on February 20, 2006

Appointment of Proxyholder

I/We, being holders(s) of AXCAN PHARMA INC. (the "Company") hereby appoint: Mr. Léon F. Gosselin, or, failing him, Mr. David W. Mims,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of the Company to be held at the Centre Mont-Royal, 2200 Mansfield, Montreal, Quebec, Canada on February 22, 2006 at 9:00 a.m. and at any adjournment thereof.

1.    Election of Directors

		For	Withhold			For	Withhold			For	Withhold
01. E. Rolland Dickson	➢	☐	☐	05. Colin R. Mallet	➢	☐	☐	09. Michael M. Tarnow	➢	☐	☐
02. Jacques Gauthier	➢	☐	☐	06. François Painchaud	➢	☐	☐	10. Frank A.G.M. Verwiel	➢	☐	☐
03. Léon F. Gosselin	➢	☐	☐	07. Marie C. Ritchie	➢	☐	☐
04. Louis Lacasse	➢	☐	☐	08. Claude Sauriol	➢	☐	☐
2. Appointment of Auditors										For	Withhold
Appointment of RAYMOND CHABOT GRANT THORNTON as Auditors.									➢	☐	☐
3. Resolution Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.
										For	Against
Approval of the 2006 Stock Incentive Plan									➢	☐	☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date

Financial Statements Request	Interim Financial Reports		Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	☐	Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist	☐	Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.